Form 20-F
period 1999-12-31
COPAMEX INDUSTRIES INC
filed 2000-06-30
CIK 1042461

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 20-F

           |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
           |X|    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1999
                                       OR
           |_|  TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                        for the transition period from to
                         Commission File Number 333-7238

                              COPAMEX, S.A. de C.V.
             (Exact name of Registrant as specified in its charter)

           COPAMEX, INC.                           THE UNITED MEXICAN STATES
 (Translation of Registrant's name            (Jurisdiction of incorporation or
           into English)                                organization)
                              Montes Apalaches 101
                             Residencial San Agustin
                   San Pedro Garza Garcia, N.L. 66260, Mexico
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                     11.375% Series B Senior Notes Due 2004

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

        Series A Shares, par value Ps.100 per share        6,000
        Series B Shares, par value Ps.100 per share      385,248
        Series C Shares, par value Ps.100 per share      133,152
        Series D Shares, par value Ps.100 per share      625,600
        Series E Shares, par value Ps.100 per share   19,322,610
        Series F Shares, par value Ps.100 per share    7,981,590

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                    Yes X No

Indicate by check mark which financial statement item the registrant has elected to follow:
                                Item 17 _ Item 18 X

===============================================================================

                                TABLE OF CONTENTS

                                                                          Page

Part I   ....................................................................1

      ITEM 1.  Description of Business.......................................1

      ITEM 2.  Description of Property......................................16

      ITEM 3.  Legal Proceedings............................................17

      ITEM 4.  Control of Registrant........................................17

      ITEM 5.  Nature of Trading Market.....................................19

      ITEM 6.  Exchange Control and Other Limitations Affecting
               Security-Holders.............................................19

      ITEM 7.  Taxation.....................................................20

      ITEM 8.  Selected Financial Data......................................25

      ITEM 9.  Management's Discussion and Analysis of Financial Condition
               and Results of Operations....................................29

      ITEM 9-A Quantitative and Qualitative Disclosure About Market Risk....41

      ITEM 10. Directors and Officers of Registrant.........................42

      ITEM 11. Compensation of Directors and Officers.......................43

      ITEM 12. Options to Purchase Securities from Registrant or Subsidiaries44

      ITEM 13. Interest of Management in Certain Transactions...............44

Part II  ...................................................................44

      ITEM 14. Description of Securities to be Registered...................44

Part III ...................................................................44

      ITEM 15. Default Upon Senior Securities...............................44

      ITEM 16. Changes in Securities and Changes in Security for Registered
               Securities...................................................44

Part IV  ...................................................................44

      ITEM 17. Financial Statements.........................................44

      ITEM 18. Financial Statements.........................................44

      ITEM 19. Financial Statements And Exhibits............................45

      Prior to December 2, 1997, Copamex, S.A. de C.V., or Copamex, was a Mexican holding company whose assets included 72% of the shares of Copamex Industrias, S.A. de C.V., or COINSA, a Mexican operating company engaged in the production and sale of paper products. Copamex's assets also consisted of assets not related to the paper business. On December 2, 1997, Copamex spun off those assets that were not related to the paper business. In addition, on February 28, 1998, COINSA was merged into Copamex. As a result, the financial information provided in this annual report from before January 1, 1997 relates only to COINSA.

      Effective January 1, 1996, the Mexican Congress approved the establishment of a new currency unit, the Peso, which replaced the New Peso at the rate of one Peso per one New Peso. Unless otherwise specified, all references to "U.S. dollars," "dollars," "U.S.$" or "$" are to United States dollars, and references to "Ps." and "pesos" are to Mexican pesos after the currency change. We publish our financial statements in pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, financial data presented in this annual report on Form 20-F have been restated in constant pesos of December 31, 1999. Amounts contained in this annual report may not add up or may be slightly inconsistent due to rounding.

      Unless otherwise provided, the U.S. dollar amounts stated in this annual report have been calculated for the convenience of the reader based on the noon buying rate for pesos reported by the Federal Reserve Bank of New York at December 31, 1999, which was Ps.9.480 per U.S. dollar. You should not construe any currency conversions contained in this annual report as representations that the peso amounts actually represent such dollar amounts. Additionally, you should not construe these conversions as representations that these peso amounts have been, could have been or could be converted into dollars at those or any other rates of exchange. On June 21, 2000 the noon buying rate was Ps. 9.815 per U.S. dollar.

                            ------------------------

      We will provide without charge to each person to whom this annual report is delivered, on the written or oral request of each such person, a copy of any or all of the documents incorporated by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). You should direct written requests for such copies to us at Copamex, S.A. de C.V., Montes Apalaches 101, Residencial San Agustin, San Pedro Garza Garcia, N.L. 66260, Mexico. Attention: Carlos Luis Diaz Saenz or Francisco Javier Elosua Garza. Telephone requests may be directed to Carlos Luis Diaz Saenz to 011-528-152-6150, fax: 011-528-152-6159; and to Francisco Javier Elosua Garza to 011-528-152-6125, fax: 011-528-152-6129.

                                     Part I

ITEM 1. Description of Business

      We are one of the largest Mexican producers of paper-based consumer products and industrial paper products, which include packaging and printing and writing paper products.

o Our consumer products include bathroom and facial tissue, paper towels, paper napkins, feminine-care products, adult-care products, away-from-home products and notebooks. Consumer products accounted for approximately 43% of our net sales for 1999.

o Our packaging products include multi-wall bags, kraft paper, and beginning around July 2000, will include corrugated containers. Packaging products accounted for approximately 25% of our net sales for 1999.

o Our printing and writing products include cut-sized, bond and specialty papers. In 1999, printing and writing paper accounted for approximately 27% of our net sales, while specialty paper accounted for approximately 5% of our net sales.

      We were founded in 1928, when the Maldonado Quiroga family of Monterrey, our controlling shareholders, started a paper business in Monterrey.

      Our business has grown rapidly over the past several years through the combination of an aggressive capital investment program and strategic acquisitions. From 1992 to 1999, we completed four significant acquisitions, invested U.S.$217.6 million in capital expenditure projects and established leading market positions in Mexico in all of our products categories. From 1995 to 1999, our net sales and EBITDA have grown by an average annual rate of 15.6% and 20.1%, respectively. In 1999, our net sales were Ps.6,213 million, or U.S.$655 million, and our EBITDA was Ps.1,191 million, or U.S.$126 million, with an EBITDA margin of 19.2% of net sales. We define EBITDA as operating income before amortization expense and depreciation.

      The demand for our products has grown rapidly in the last several years, and well in excess of the growth rate of the Mexican economy. For example, demand for tissue paper has grown at an average of 5.4% per year from 1994 to 1999, or 1.7 times as fast as Mexican gross domestic product growth. At the same time, demand for packaging paper has grown at an average of 7.4% per year, or
2.4 times as fast as Mexican gross domestic product growth. We believe that one of the principal reasons for our growth has been the low relative consumption in Mexico of the types of products that we produce. For example, per capita consumption of consumer tissue products in Mexico is 28.9% of the levels in the United States. We believe that we are well-positioned to benefit from projected economic growth in Mexico and any associated increase in consumer purchasing power.

Recent Operating Highlights

      In recent years, we have transformed from primarily a producer of industrial paper products to one of the premier producers of paper-based consumer products in Mexico. In addition, we have been shifting the focus of our industrial paper production towards converted, higher value-added products such as cut-sized paper, multi-wall bags, corrugated containers and specialty papers.

      We have also improved our cost structure through a strategy of fiber self-sufficiency. We have created the largest network of recyclable paper collection centers in Mexico, with five collection centers, and have established four collection centers in the southwestern United States. In 1999, we supplied approximately 59% of our virgin fiber requirements, 63% of our secondary fiber requirements and 80% of our deinked pulp requirements.

      The following are some of the highlights of our development in recent years:

o In September 1992, we acquired Consorcio Industrial Papelero, S.A. de C.V., a major competitor and leading producer of industrial paper products and tissue paper. This acquisition marked our entry into the consumer products business, increased our market position in the industrial products business and also allowed us to improve our profit margins through our internal supply of kraft paper for multi-wall bag production.

o In December 1994, we acquired Celulosa y Papel Ponderosa, S.A. de C.V., also known as Pondercel, the leading bleached hardwood and softwood pulp manufacturing company in terms of capacity in Mexico, and a producer of 135,000 metric tons of bond paper per year. This acquisition allowed us to better control raw material costs and increased our position in the printing and writing market.

o In October 1996, we entered the feminine-care market through our acquisition of a 51% interest in Sancela, S.A. de C.V., the third largest producer of feminine-care products in Mexico, in which SCA Hygiene Products AB (formerly SCA Molnlycker AB) of Sweden is our partner. Since then, we have nearly doubled our production and are now able to produce over one billion units per year.

o In June 1997, we consolidated our position as a major tissue company when we acquired a 67,000-metric ton-per-year tissue manufacturing facility, the popular tissue brand name Regio and a renewable 25-year license for the popular facial tissue brand name Scottis. This acquisition, together with the installation of two tissue production lines between 1993 and 1996, brought our aggregate tissue production capacity to nearly 141,000 metric tons per year.

o In 1996-1998, we strengthened our notebook market share by acquiring the well-known brand name Shock and installing a 13,840 metric ton-per-year production plant. We also continued our strategy of diversifying across consumer product lines by introducing adult-care and away-from-home products.

o In January 1998, we began to expand our presence in the Central American market by starting operation of a 4,300 metric ton-per-year tissue converting machine and a 21.6 million unit-per-year multi-wall bag machine in Costa Rica. We continued this strategy in the first quarter of 2000 by acquiring a 70% interest in Industrias Unidas de Centro America, S.A., the only tissue paper producer in Nicaragua, which has an annual capacity of 4,500 metric tons. We expect this acquisition to result in production and administrative synergies with our Costa Rican operations.

o On June 1, 2000, one of our affiliates acquired, for approximately U.S.$27 million, all of the assets owned by Drypers Corporation in Mexico. These assets consisted of equipment and working capital located in Guadalajara, engaged in the production and sale of diapers in Mexico, and related contract rights and intellectual property. We intend to enter into an agreement to operate and manage the plant in Guadalajara where such assets are located and to distribute such products, which will complement our product lines. We also intend to acquire all of these assets when our financial condition allows us to do so, without incurring debt. We cannot assure you that we will acquire these assets at all or that we will be able to do so without incurring debt. Drypers Corporation is a publicly-traded U.S. corporation engaged in the production and sale of diapers, training pants and baby wipes (quoted on NASDAQ).

o On June 21, 2000,we received from the creditors of Venepal, C.A., or Venepal, an option to purchase on or before June 21, 2001, all of the convertible subordinated bonds issued by Venepal. The exercise price of this option is determined by a formula and will be between approximately U.S.$1.5 million and U.S.$7.5 million. If we exercise this option, we will be entitled to receive between approximately 63% and 75% of the shares of capital stock of Venepal. In order to receive and maintain the right to this option, we agreed to provide management services to Venepal and to grant up to U.S.$5 million of credit to an operating subsidiary of Venepal, which will be secured by accounts receivable and inventory of that subsidiary. Venepal is a company organized under the laws of Venezuela, engaged in the production of pulp, paper and paper products. Its principal products include printing and writing paper, medium and linerboard kraft paper, coated paper, corrugated containers, multiwall bags and school and office supplies. Venepal is currently listed on the Venezuelan stock exchange, and its main offices are located in Caracas, Venezuela.

The Mexican Consumer and Industrial Paper Products Market

General

      Mexico's paper products market is the second largest in Latin America after that of Brazil. According to estimates of the Mexican National Chamber of the Pulp and Paper Industries, the total size of Mexico's paper products market in 1999, based on apparent demand, was 4,824,091 metric tons. Apparent demand is calculated on the basis of domestic production reported by Mexican manufacturers, plus imports and minus exports. Apparent demand is a concept similar to consumption, except that it does not reflect increases or decreases in inventories. Apparent demand will not replicate consumption in any given year; however, over a period of years, the two measures should tend to approximate one another. The total apparent demand in 1999 was broken down as follows:

o     tissue paper accounted for 12.8%,

o     packaging paper accounted for 54.2%,

o     printing and writing paper accounted for 28.1%, and

o     specialty paper accounted for 4.9%.

      In 1999, Mexico had a production capacity of approximately 4,428,000 metric tons of paper. In the same year, 3,796,079 metric tons of paper were produced, for a capacity utilization efficiency of 85.7% . During 1999, the Mexican production of paper represented approximately 73.9% of apparent demand, with imports accounting for the remaining 26.1%. In 1999, paper production grew by 3.5% while apparent demand increased by 9.2%. Approximately 6.1% of the Mexican production of paper was exported.

Tissue Paper

      The table below shows historical Mexican apparent demand for tissue paper in metric tons, calculated on the basis of domestic production of tissue paper reported by Mexican manufacturers, plus imports and minus exports. This data was derived from industry studies prepared by the Mexican National Chamber of the Pulp and Paper Industries.

                    Mexican Apparent Demand for Tissue Paper
                          (all figures in metric tons)

                                                                Period to
                                                    Apparent      Period
      Year         Production  Imports    Exports     Demand   Growth Rate
      --------------------------------------------------------------------
      1994........  463,564     45,981     30,969    478,576        4.8%
      1995........  477,466     22,935     52,052    448,349       (6.3%)
      1996........  493,500     36,686     63,434    466,752        4.1%
      1997........  595,476     19,969     75,987    539,458       15.6%
      1998........  621,566     36,735     79,602    578,699        7.3%
      1999........  661,522     47,019     90,232    618,309        6.8%

      Tissue paper includes, among other things, bathroom tissue, facial tissue, paper towels and paper napkins. Despite a one-year drop in 1995 due to the Mexican economic crisis, apparent demand has increased at an average of 5.4% per year from 1994 to 1999. Production and exports have also grown in each of the last six years as a result of increased demand both in and outside of Mexico. In 1999, tissue paper accounted for 17.4% of Mexico's total paper production.

Packaging Paper

      The table below shows historical Mexican apparent demand for packaging paper, including folding boxboard, in metric tons, calculated on the basis of domestic production of packaging paper reported by Mexican manufacturers, plus imports and minus exports. This data was derived from industry studies prepared by the Mexican National Chamber of the Pulp and Paper Industries.

                   Mexican Apparent Demand for Packaging Paper
                          (all figures in metric tons)

                                                                  Period to
                                                     Apparent      Period
      Year         Production   Imports    Exports     Demand    Growth Rate
      ----------------------------------------------------------------------
      1994........ 1,718,259    223,187    101,441   1,840,005       6.4%
      1995........ 1,771,788    170,895    226,740   1,715,943      (6.7%)
      1996........ 1,890,565    244,908    118,814   2,016,659      17.5%
      1997........ 1,956,656    368,636     65,644   2,259,648      12.0%
      1998........ 2,093,492    404,907     58,959   2,439,440       8.0%
      1999........ 2,167,651    530,857     82,822   2,615,686       7.2%


      Packaging paper includes paper for multi-wall bags, wrapping, linerboard, corrugated medium, folding boxboard, canes and tubes. Apparent demand for packaging paper grew at an average annual rate of 7.4% during the period from 1994 to 1999, despite a general contraction during 1995 that affected domestic demand for such products. However, domestic production increased by 3.1% in 1995, as export volume doubled in comparison with export volume in 1994.

      As the Mexican economy began to recover in 1996, apparent demand has grown, leading to an increase in production and imports through 1999 and a decline in exports through 1998. For 1999, packaging paper constituted 57.1% of the total paper production in Mexico. Apparent demand for paper for multi-wall bags grew at an average annual rate of 1.5%, and for packaging paper at an average annual rate of 7.4%, during the period from 1994 to 1999.

      The consumers of multi-wall bags are primarily cement companies and, to a lesser extent, lime, flour, pet food and chemical companies. The primary consumers for corrugated containers are the food, liquor and beer, paper, cleaning products and home appliance industries.

Printing and Writing Paper and Specialty Paper

      Printing and Writing Paper. The table below shows historical Mexican apparent demand for printing and writing paper in metric tons, calculated on the basis of domestic production of printing and writing paper reported by Mexican manufacturers, plus imports and minus exports. This data was derived from industry studies prepared by the Mexican National Chamber of the Pulp and Paper Industries. It does not include apparent demand for specialty paper.

             Mexican Apparent Demand for Printing and Writing Paper
                          (all figures in metric tons)

                                                                Period to
                                                    Apparent      Period
      Year         Production  Imports    Exports     Demand   Growth Rate
      --------------------------------------------------------------------
      1994........  653,264    581,557       973    1,233,848       14.8%
      1995........  774,009    244,269   106,115      912,163      (26.1%)
      1996........  808,387    244,146    53,978      998,555        9.5%
      1997........  915,949    353,885    45,704    1,224,130       22.6%
      1998........  931,276    352,596    88,324    1,195,548       (2.3%)
      1999........  945,449    463,277    55,056    1,353,670       13.2%

      Apparent demand in Mexico for printing and writing paper grew at an average annual rate of 5.3% during the period from 1994 to 1999. In 1995, despite the general contraction of domestic apparent demand, production of printing and writing paper grew by 18.5% due to an increase of exports of paper rolls and cut-sized paper. In 1999, total apparent demand for printing and writing paper increased as a result of a general increase in private and government sector consumption of industrial paper products.

      In 1999, printing and writing paper accounted for 24.9% of Mexico's total paper production. Bond and coated paper accounts for much of the apparent demand for the printing and writing paper. In 1999, exports of such papers represented 5.8% of total printing and writing paper production in Mexico in that year.

      In general, Mexico receives more imports of printing and writing paper in times of low global demand if, after giving effect to the cost of freight and the value of the peso relative to foreign currencies, foreign producers can still sell competitively in Mexico.

      Specialty Paper. Specialty paper includes paper that has undergone special additional processes and all other paper products that do not clearly fall under the other paper classifications. This sector is dominated by imports, which have represented between 80% and 90% of apparent demand in the last five years. Production has remained relatively stagnant in the last five years because there has not been further investment in capacity. In 1999, specialty paper accounted for 0.6% of Mexico's total paper production. Exports are insignificant. See "--Our Products--Printing and Writing Products--Specialty Paper."

Pricing

      For similar-quality products, Mexican consumer and industrial paper products prices tend to roughly approximate United States prices plus freight cost and tariffs. Competition within Mexico also has an effect on prices, and this effect is most significant on consumer products. The international price of pulp and paper also affects prices, and this effect is most significant on printing and writing products. See "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Mexican Economic Factors" and "--The International Pulp and Paper Products Market."

      In addition, because the paper industry is highly capital intensive, prices may also be affected by industry capacity-utilization rates and by significant additions of new capacity.

      We believe that, because we convert the paper we produce into value-added products such as bathroom and facial tissue, away-from-home products, notebooks, multi-wall bags and copying paper, our exposure to industry pricing cycles is mitigated because, historically, fluctuations in prices for converted products have been less than fluctuations in prices for unconverted paper.

      The prices of our products in Mexico are also affected by a number of other factors, including:

      o     brand image,
      o     customer service,
      o     quality control,
      o     proximity to customers and industrial centers,
      o     printing specifications,
      o     volume of production runs,
      o     the cost of transporting converted products, and
      o     resistance specifications.

      NAFTA has reduced trade barriers among the United States, Mexico and Canada. At the time NAFTA was adopted, multi-wall bags and industrial and tissue paper in Mexico were protected by a 10% tariff. Under NAFTA, tariff and other barriers have been gradually disappearing. Mexico maintains a protective tariff on kraft paper for bags, multi-wall bags, tissue paper and glassine paper of 3% in 2000, declining 1% per year to 0% in 2003. Mexico does not impose a tariff on all other paper products originating from the United States.

      We do not believe that the elimination of Mexican tariffs under NAFTA has affected or will affect our competitive position in any meaningful way. We believe that tariffs on paper products before NAFTA were not significant enough to deter competition from American and Canadian companies. In addition, we believe that

Mexican companies in our industry already had developed international efficiency and quality standards to compete effectively against foreign products before the tariffs were reduced. We also believe that NAFTA may tend to shorten the lag time between price changes in the U.S. and Mexican packaging and paper industries and provide us with increased opportunities for the export of our products.

      In October 1998, following antidumping investigations on cut-sized bond paper imports from the United States, Mexico imposed countervailing duties ranging from 5.3% to 17.7% on imports from U.S. producers. Under Mexican law, a countervailing duty remains in effect for five years but is subject to annual review by the Ministry of Commerce and may be increased, reduced, extended or canceled.

      We believe that Mexico will enter into a trade agreement with the European Union in the second half of 2000. We do not believe that we face significantly increased competition from any country outside of North or Central America, because shipping costs represent a significant barrier to enter the Mexican market from those countries. The tariff imposed by Mexico on the consumer paper products that we produce is 20% and on the industrial paper products that we produce is 13% for all countries not having any trade agreement with Mexico.

Our Products

      Our production can be divided into three main product groups:

      o the consumer products group, which produces bathroom and facial tissue, paper towels, paper napkins, adult-care products, feminine-care products, away-from-home products and notebooks,

      o the packaging products group, which produces kraft paper and multi-wall bags and is expected to begin producing corrugated containers around July 2000, and

      o the printing and writing products group, which produces cut-sized paper, bond paper and specialty paper.

      The table below presents our total annual installed capacity as of December 31, 1999, and actual production for 1999 by product. Annual installed capacity was calculated on the basis of 24-hour, 365 days' continuous production. Actual production is expressed in metric tons, unless otherwise noted.

                                   Installed      Actual      Operating
           Product Category         Capacity    Production       Rate
      -------------------------    ---------    ----------    ---------
      Consumer Products
      Tissue products.........       141,000      131,658         93.4%
      Feminine-care products(1)        1,363          934         68.5
      Away-from-home products..        4,000        3,677         91.9
      Notebooks................       13,840        7,539         54.5

      Packaging Products
      Packaging paper.........       242,000      222,501         91.9
      Multi-wall bags(1)......           576          453         78.7

      Printing and Writing
      Products
      Printing and writing paper     230,000      198,469         86.3
      Specialty paper..........       28,000       22,309         79.7

      -------------------------
      (1) In millions of units.

Consumer Products

      Tissue Products. We are the second largest producer in Mexico of tissue products such as bathroom and facial tissue, paper towels and paper napkins. We sell these products primarily under our own or licensed brand names through retail stores and wholesalers. Our leading brands include Regio, Lovly and Tessy for bathroom tissue, paper napkins and paper towels, Scottis for facial tissue and Boreal for paper towels and napkins. We also produce consumer products for sale by large retail stores under their brand names. Our production of tissue paper, produced at three of our paper mills, reached 131,658 metric tons in 1999. Of this production, approximately 82.1% was sold under our brands, 9.8% was sold under the private or generic brand names of our consumer products customers and 8.1% was sold as jumbo rolls.

      Feminine-Care Products. We believe that we are the third largest producer of feminine-care products in Mexico. We sell our extensive line of products to the public under the brand name Saba through retail stores in Mexico. In 1999, we produced 934.3 million units of feminine-care products.

      Away-From-Home-Products. We are the third largest producer of away-from-home products in Mexico. Away-from-home products include bathroom tissue, rolled towels and folded towels that are typically used in restaurants, hotels, office buildings and factories. We also sell soap and paper dispensers to complete our portfolio of away-from-home products. We began selling away-from-home products in 1998. We currently have an installed capacity of 4,000 metric tons per year.

      Notebooks. We are the third largest producer of notebooks in Mexico. We produce our notebooks using internally-produced bond paper. The notebooks are then sold to the public through retail stores under our brand names, including Shock, which is one of the leading brand names. In March 1998, we increased our production capacity by 10,000 metric tons per year through our capital expansion plan.

      Adult-Care Products. We began to offer adult-care products in 1998 under the brand name Tena. We sell these products to the public through retail stores and drugstores in Mexico. We currently import these products from the United States.

Packaging Products

      Packaging Paper. We are the largest producer in Mexico of kraft paper in terms of production volume for multi-wall bags and third for kraft paper overall, which is the paper commonly used for packaging. Kraft paper is made from secondary fiber. We use kraft paper in the production of:

      o multi-wall bags for packaging cement, lime, corn flour, gypsum, pet food and chemical products, and

      o natural color bags to use in consumer good stores and white color bags to pack flour.

      We are able to produce a wide variety of kraft paper, in terms of weight, consistency and resistance to achieve the characteristics required by customers. Kraft paper is sold in rolls of varying widths, depending on the capacity of the converting machinery on which it will be used. Our production of kraft paper, which is produced at two of our paper mills, reached 222,501 metric tons in 1999 and satisfied our entire requirements for the production of multi-wall bags. Of this production, we sold approximately 54% of our kraft paper to third parties and we converted the remainder into finished products.

      Multi-Wall Bags. We are the leading producer in Mexico in terms of units produced of multi-wall bags for the largest Mexican cement, pet food, chemical products, gypsum, corn flour and lime producers. We produce a wide variety of bags, including pasted valve, sewn open mouth, pinch bottom and laminated bags. Our multi-wall bags are high-resistance containers that are designed to be reliable in adverse filling, handling, transportation, warehousing and distribution conditions. The multi-wall bags are made from kraft paper also produced by us. Our production of multi-wall bags, produced at five packaging plants, reached 453.3 million bags in 1999.

      Corrugated Containers. We are planning to start the production of corrugated containers around July 2000 through the installation of a 36,000 metric ton-per-year production line. We will make our corrugated containers using internally-produced kraft paper. We will produce corrugated containers of various grades and sizes, with high quality graphics and design features and both natural kraft and bleached liners. We expect to use a portion of our production internally and sell the remainder to Mexican industrial products companies.

Printing and Writing Products

      Printing and Writing Paper. We are the second largest producer in Mexico in terms of production volume of bond paper, the paper commonly used for printing, writing and photocopying. Bond paper is made from bleached pulp using short and long fibers and deinked pulp and has a smooth, fine appearance. We produce bond paper, mainly for the commercial sector for use in typing and printing by publishing houses and lithographers in the preparation of books, continuous forms and lottery tickets, for copying by high-speed copying machines and for stencil machines. Our bond paper includes notebook paper, white cardboard paper and copy paper. We believe we are the largest supplier to the publishing industry in Mexico.

      We are also able to produce a wide variety of bond paper in order to achieve the characteristics required by customers. In 1999, we produced 198,469 metric tons of bond paper at four of our paper mills. Of this production, approximately 90% was sold to third parties, of which approximately 43% was sold as cut-sized bond paper.

      We have the production capability and technical expertise to produce high-quality cut-sized bond paper. We are qualified to sell our cut-sized bond paper to Xerox for resale under the Xerox brand. We also sell bond paper under our brands Facia, Vision and Fastway.

      Specialty Paper. We are the largest producer in Mexico in terms of production volume of specialty paper products for both industrial and consumer products companies. Our production of specialty paper, which is produced at two of our paper mills, reached 22,309 metric tons in 1999. The table below presents these products and their application. These are niche-market products.

   Product                              Application
   ---------------------------------------------------------------------------
   Cookie liner         Resists humidity and grease; used for packing cookies.
   Humidity-resistant   For milk containers, milk and cheese paper packaging and
   paper                paper cones.
   Candy cup stock      For chocolate, candy and biscuit packing.
   Release paper        For the back of self-adhering labels.
   Wax base paper       For the bags in cereal boxes and for packing popsicles.
   Opaque glassine      Grease-resistant, for printing  and lamination.
   Full liner           Aluminum-laminated paper for packing food products.
   Anti-mold paper      Treated with anti-fungal agents for wrapping soaps.
   Surgical wrap        For packaging syringes.
   Liner                For lining carton cylinders, which are used for nylon
                        strings.
   Carbonless paper     For airplane tickets, bank deposit slips and other
                        types of payment slips.

Sales and Marketing

      Our customer base by product category is as follows:

    Product Category                            Customer Base
    ----------------------------------------------------------------------------
    Consumer Products:

    Tissue products         For our brands, wholesalers, large Mexican
                            retail stores, convenience stores and government stores and, for private label products, large
                            Mexican retail stores.

    Feminine-care products  Wholesalers, large Mexican retail stores, convenience stores and government stores.

    Away-from home products Restaurants, hotels, office buildings, and factories.

    Notebooks               Wholesalers, large Mexican retail stores,
                            convenience stores and government stores.

    Adult-care products     Wholesalers, large Mexican retail stores,
                            convenience stores, government stores and pharmacies.

    Packaging Products:

    Packaging paper         Industrial sector companies in Mexico that
                            manufacture bags for the packaging of industrial products.

    Multi-wall bags         Companies in Mexico and abroad that manufacture
                            and pack cement, corn flour, gypsum, lime, pet food and chemical products.

    Corrugated containers   Mexican industrial products companies.

    Printing and Writing
    Products:

    Printing and writing    Commercial sector companies in Mexico, consisting of
    paper (bond paper)      printers, editors and lithographers, and
                            governmental agencies.

    Specialty paper         Industrial and commercial sector companies in
                            Mexico depending on the specific use of the product.

      In 1999, our ten largest customers accounted for approximately 30.7% of our net sales. Sales to Grupo Cifra, a retail department store, Grupo Cemex, a cement conglomerate, and Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado, or ISSSTE, a government agency that owns and operates small retail stores, our three largest customers, represented approximately 6.3%, 5.6% and 3.4% of net sales in such period, respectively. We do not believe that the loss of any single customer would have a material adverse effect on our business.

      We currently use multiple marketing strategies for each of our product categories, which vary and depend on the particular product line. The focus of our strategy is to increase our geographic coverage and to increase our market share.

      For our consumer products, we continuously seek to introduce complementary products. This strategy allows us to leverage our customer base to increase sales and enhance our name in the marketplace. We are also developing line extensions for our existing products to allow us to offer products in different price points. This allows our customers to move up or down the quality spectrum depending on their economic status.

      Our advertising strategy includes:

      o     television and radio advertising campaigns,

      o     print advertising campaigns in news print media,

      o     direct mail campaigns to consumers,

      o     telephone marketing campaigns via our toll-free numbers, and

      o internet-based campaigns through our web site which target younger consumers.

      We also periodically run special promotions for trial and awareness of certain products, which include bonus packs, back-to-school promotions and samples. We also license well-known images and brand names for use in our products, such as Disney characters, to help promote new consumer products.

      For our industrial paper products, our focus is to increase market share through improvements in quality, service and customer orientation. Our emphasis on quality is exemplified by requirements we have met and surpassed to receive certain certifications, such as the ISO 9002. We also have the capability to customize our products to meet specific customer requirements and have a technical support staff in place to assist our customers after the point of sale.

      The marketing and promotion of our industrial paper products is targeted to attending and sponsoring various conventions, fairs and expositions and advertising in trade magazines. We regularly have booths and provide technical presentations at such events.

      In addition to our marketing staff, we maintain a specialized sales force of over 109 people. Our sales force serves the dual purpose of maintaining good customer relations through constant and direct contact with consumers and continuing the development of our relationships with key distributors.

      Our sales offices in Monterrey, Mexico City and Guadalajara handle the promotion and sale of our products. We make our sales on the basis of a single price list, though discounts may be given for clients who meet certain standards, including volume. We make our sales generally on the basis of periodic purchase orders at current prices referenced to international market prices. We do not have long-term supply contracts with our customers.

Distribution

      We have a distribution system comprised of distribution centers covering every principal geographic area of Mexico, including the cities of Mexico City, Guadalajara, Monterrey, Culiacan, Torreon, Tijuana and Villahermosa. Our distribution system includes eight distribution centers for our consumer products and three distribution centers for both our printing and writing products and packaging products divisions, allowing reliable and prompt delivery.

      All of our consumer products are processed through our distribution centers. Approximately 79% of our industrial products are received directly by our major customers while the remaining 21% are processed through our distribution centers. We also use wholesalers to reach our small customers and in regions that are far from our distribution centers.

      Approximately 92% of our shipments are handled by external freight transportation service providers and the remaining 8% of the shipments are handled by our own fleet. Our fleet includes both owned and leased trucks and trailers. We are currently increasing our fleet selectively in our principal routes to reduce logistical costs.

      We do not have exclusivity arrangements with our distributors except for Convermat Corporation, which has an exclusive right to sell our jumbo rolls of tissue outside of Mexico.

      In Central America, we use distributors and sales agents to distribute our products in Nicaragua, Guatemala, El Salvador, Honduras, Panama and Costa Rica. We have one distribution center for packaging products in Costa Rica.

      We sell bags, pulp and tissue paper to Empresa de Asistencia y Servicios, or Union del Cemento, Cubapel and Vibas, respectively. The first two are Cuban state-owned companies while the third is a private company operating in Cuba. These sales represent less than 1% of our total net sales. Current information regarding our business dealing with Cuba may be obtained from the Department of Banking and Finance of the State of Florida, 101 E. Gaines St., Fletcher Building, Room 601, Tallahassee, FL 32399-0350, telephone number (904) 488-0286.

Market Share and Competition

      The following description of market share and competition factors for our most significant products excludes pulp and recyclable paper because a significant portion of the production of these products is destined for internal consumption in the further manufacturing of paper products.

Consumer Products

      Tissue Products. We are the second largest producer of tissue paper in Mexico in terms of sales volume after Kimberly-Clark de Mexico, known as KCM. Our tissue paper brands include Regio, one of the most-widely recognized consumer brand names in the Mexican tissue market and the number two brand overall for bathroom tissue, Scottis, the number two brand overall for facial tissue, Tessy, Lovly and Boreal.

      Feminine-Care and Adult-Care Products. We believe that we are the third largest producer and seller of feminine-care products in Mexico after KCM and Procter & Gamble, known as P&G. Sancela sells feminine-care products under the brand name Saba and adult-care products under the brand name Tena.

      Away-From-Home Products. We are relatively new participants in the away-from-home market. We began selling away-from-home products in 1998. In our first year of operations, we controlled a 9.5% share of the Mexican market measured by volume, giving us the number three position in Mexico in this segment. We have a complete portfolio of products and address all of the economic segments. We use the Benefit brand in this segment.

      Notebooks. We believe that we are the third largest producer of notebooks in Mexico in terms of production capacity after KCM and Carvajal/Norma. KCM accounts for a substantial majority of the notebook market. We sell notebooks under the brand names Shock, which is one of the most widely-recognized brands in the Mexican notebook market, Wow, Class, Facia and Milenium.

Packaging Products

      Packaging Paper. We are the largest Mexican producer in terms of units produced of kraft paper for multi-wall bags and the third largest producer of kraft paper overall. The principal competitors in Mexico include Grupo Industrial Durango, S.A. de C.V. and Smurfit Carton y Papel de Mexico, S.A. de C.V., both producers with substantial operations in containerboard and industrial paper. Imports accounted for a significant portion of the remainder of Mexican sales.

      Multi-Wall Bags. We believe we are the largest producer of multi-wall bags in Mexico in terms of units produced, and estimate that we produce approximately four times as many multi-wall bags as the next largest producer, Productora de Bolsas de Papel, S.A. de C.V. This producer, which is a subsidiary of Grupo Cemex, the leading Mexican cement maker, supplies all of its production to its affiliates. We also sell multi-wall bags to Grupo Cemex, which is our largest customer for that product. Imports have not been a significant factor in this market.

Printing and Writing Products

      Printing and Writing Paper. We are the second largest producer of bond paper in Mexico in terms of production volume after KCM. Imports represented a significant portion of the remainder of Mexican sales. Our bond paper brands include Facia, Vision and Fastway, among others.

      Specialty Paper. Imports account for the majority of apparent demand for specialty paper in Mexico. We are the largest producer of specialty paper in Mexico in terms of production volume. The large presence of imports is primarily due to the current limited production capacity available in Mexico.

Raw Materials

      Raw materials constituted approximately 76.0% of our total cost of sales in 1999. The principal raw materials used in our paper production processes are pulp and wood, recyclable paper, chemicals, energy and water.

Pulp

      Pulp is the principal raw material used in manufacturing paper products. As a result of our acquisition of Pondercel in December 1994, the largest bleached wood pulp mill in Mexico in terms of capacity, we were able to produce internally approximately 59% of our virgin fiber requirements for the production of paper in 1999. As our overall production of paper has increased, the percentage of virgin fiber requirements produced internally has been decreasing. We obtain the remaining virgin fiber from U.S., Canadian and Brazilian producers. We believe that it is unlikely that we will have any problems obtaining pulp because of our long-standing reciprocal relationship with our suppliers and the general availability of pulp at prevailing international market prices.

      On average, the Pondercel plant produces approximately 144,000 metric tons per year of short and long fiber depending on our needs. Short fiber, which is currently made from oak, gives consistency to paper, while long fiber, which is made from pine, gives the paper strength.

      We purchase wood, the basis for pulp, from Mexican suppliers and harvest some trees in our own plantations. We have received permits from the Mexican government, which are currently in effect, that allow us to produce and harvest trees.

Energy

      We purchase the power requirements for our production facilities from the Comision Federal de Electricidad, the Mexican state-owned electric company, except for the Pondercel mill, which generates its own power from an adjacent energy plant which is powered by the steam generated by the pulp mill.

Chemicals

      We use chemicals such as colorants, plastifiers, fungicides and fillers in the production of paper, particularly specialty paper. These chemicals are purchased from Mexican suppliers.

Recyclable Paper

      Secondary fiber, which is made from recyclable paper, is the raw material of preference for the production of kraft paper used in packaging and, if the recyclable paper is of deinking grade quality, for the production of tissue paper. We believe that we have the largest recyclable paper collection system in Mexico in terms of tonnage collected and also collect recyclable paper and cardboard in the states of Texas and New Mexico in the United States. The recyclable paper we collect represented approximately 63% of our secondary fiber needs in 1999. We purchase the remaining approximately 37% from a wide number of suppliers located in Mexico and in different areas of the United States. We also sell to third parties, from time to time, recyclable paper that does not meet the specifications required for our production of paper products. We believe that it is unlikely that we will encounter any problem in obtaining recyclable paper at reasonable prices because of the large supply currently available in the United States.

      We collect recyclable paper and cardboard from large industrial customers such as The Ford Motor Company and General Motors Corporation and from large retail customers such as Wal-mart and Target. We generally enter into one- or two-year collection contracts whereby we pick up the recyclable paper and cardboard at our customers' stores and plants and pay a negotiated price per metric ton. We have established nine collection centers in Mexico and the United States for receipt of both collected and unsolicited recyclable paper and cardboard. See "Item 2--Description of Property."

      We believe that recyclable paper should become more available as the Mexican population is made more aware of the impact of recycling on the environment. To this effect, we have instituted a program called "Recicla y Gana," or Recycle and Win, whereby people are encouraged to bring their recyclable paper to local retail store chains in exchange for coupons for use in such stores.

Water

      The pulp and paper production process requires the use of significant volumes of water. As some of our mills are located in areas where water is scarce and therefore expensive, we seek to use it efficiently. We have installed water recycling facilities in all of our mills. We believe that our water supplies are sufficient for all existing and contemplated activities. At some of our plants we have constructed wells to supply our water needs. We have obtained all necessary permits and concessions for these wells from the National Waters Commission, or Comision Nacional del Agua. Our other plants use municipal water supplies.

      In Ecatapec, we receive all of the water we use at our plant from KCM, one of our competitors, pursuant to an agreement that expires in 2003. We believe that KCM will renew that contract in 2003, because that contract allows KCM to share its water costs with us. If they do terminate that contract, we will be required to procure our own water supply in Ecatepec.

Insurance

      The following are the most important insurance policies we maintain:

      o all risk insurance for our plants and machinery for up to U.S.$210 million per event which includes coverage for physical damages and interruption of operations and is subject to various sub-limits. Our all risk insurance covers lost profits after the first seven days of inoperability.

      o civil liability insurance of U.S.$6 million combined limit. The policy covers civil liability in respect of fixed assets and activities, products sold in Mexico and abroad, including in the United States and Canada, and leases.

      o all risk freight insurance for up to Ps.12.5 million per shipment. This insurance covers shipments originating from any point in the world with destinations to any other point in the world.

      Since January 1997, we have collected U.S.$6.8 million in insurance proceeds related to five unrelated machinery breakdowns and other incidents, none of which caused a significant disruption to our business.

      We believe that our insurance coverage is adequate. We do not have any outstanding or uncollected insurance claims.

Intellectual Property

      We own and have duly registered in Mexico all of our 254 brands. We have also registered our principal brands in Central America and the Caribbean. See "--Market Share and Competition."

      We also license the right to use Disney characters in our promotional materials and packaging, generally pursuant to one-year agreements that we regularly renew. We use the Scottis brand for our facial tissue pursuant to a 25-year license from KCM that is royalty free and renewable at our discretion. We can use the Scottis and Regio brands only in Mexico. For our feminine-care and adult-care products, we use production technology developed by SCA AB, our joint venture partner in Sancela, pursuant to a license agreement.

Environmental Matters

      Our operations are subject to the Ecological Law, which consists of the Mexican General Law of Ecological Balance and Environmental Protection, or Ley General de Equilibrio Ecologico y Proteccion del Ambiente, and the rules published thereunder, and various state and municipal laws. In accordance with this ecological law, companies engaged in industrial activities such as ours are subject to the regulatory jurisdiction of:

      o the Ministry of the Environment, Natural Resources and Fisheries, or Secretaria de Medio Ambiente, Recursos Naturales y Pesca, which has broad discretion in carrying out its statutory mandate,

      o the National Institute of Ecology, or Instituto Nacional de Ecologia, its regulatory arm, and

      o the Office of the Attorney General for Protection of the Environment, or Procuraduria Federal de Proteccion al Ambiente, known as Profepa, its enforcement arm.

      As part of its enforcement powers, the Ministry of the Environment, through Profepa, is empowered to bring administrative proceedings against companies that violate environmental laws, to impose economic sanctions and to temporarily or permanently close non-complying facilities. Under the ecological law, the Mexican government has implemented an aggressive program to protect the environment by promulgating rules concerning water, land, air and noise pollution and hazardous substances.

      In 1988, we agreed with Mexican environmental regulatory authorities to bring our paper mills into compliance with wastewater discharge regulations. We have since instituted new procedures and believe that our mills are now in substantial compliance with both the general standards established by the Ecological Law and with specific standards promulgated by the regulatory authorities. Our paper mills are subject to periodic environmental audits by the Ministry of the Interior.

      Historically, Mexico's environmental laws have not been enforced as vigorously as have environmental laws in the United States. In connection with the approval of NAFTA, the United States, Mexico and Canada entered into a side agreement pursuant to which the Mexican government agreed to enhance compliance with and enforcement of its existing environmental laws and regulations. The side agreement also created the trilateral

Environmental Commission, which is empowered to review submissions from persons asserting that any of the parties is failing to enforce effectively its environmental laws. The Environmental Commission must then decide first, whether a response should be requested from the relevant party and second, whether to prepare a factual record concerning the submission.

      The parties also agreed that persons may request a given country's authorities to investigate alleged violations of its environmental laws and that persons with legally recognized interests will have access to administrative, quasi-judicial or judicial proceedings for the enforcement of environmental laws, including, in accordance with such country's law, the rights to sue for damages or to seek sanctions or injunctions. The side agreement also allows any party to object to another party's persistent pattern of failure to enforce effectively its environmental law. If such a pattern is established and not remedied, it may lead under certain circumstances to a monetary assessment against that party and/or a suspension of NAFTA benefits by the complaining party or parties. We cannot assure you that our operations will not be subject to more strict Mexican federal or state environmental laws or more strict interpretation or enforcement of those laws in the future.

Information Systems

      Because we have grown in part through acquisitions, our operating system platforms and applications include a variety of hardware and software owned by the companies that we have acquired. While we believe that our current systems are adequate, we have started to train our employees and upgrade our hardware and software to implement an integrated, uniform and more reliable information system. We believe that this system will increase our profitability, improve customer service and increase employee efficiency. It will be implemented in phases. We expect to complete the consumer products part of the system by late 2000 and the last phase of implementation in 2003.

Employees

      As of December 31, 1999, we employed approximately 6,554 people. Approximately 53.7% of the workforce is unionized. We negotiate biannual agreements with each of the seventeen unions that represent our workers, except that, as required by Mexican law, we renegotiate wages yearly. We have not experienced a strike in over ten years. We believe that our relations with our employees and their unions are good.

ITEM 2.     Description of Property

      Our various Mexican production facilities are located in the Mexican states of Nuevo Leon, Chihuahua, Jalisco, Puebla, Estado de Mexico, Michoacan, Queretaro and in Mexico City. Our production and conversion facilities outside of Mexico are located in Nicaragua and Costa Rica. We own all of our facilities. The table below sets forth certain information regarding the corporate identity, location and products of our facilities. Installed capacity is stated in metric tons per year in the case of tissue, notebooks, away-from-home products, paper, corrugated containers, pulp and pine oil and in thousands of units per year in the case of feminine-care products and multi-wall bags. Annual installed capacity was calculated on the basis of 24-hour, 365 days' continuous production.


                                                                                                     Installed
                                                                                                    Capacity at
                 Plant and Location                              Activity                        December 31, 1999
--------------------------------------------------------------------------------------------------------------------
    1.   Consumer Products Group
    Papeles Higienicos del Centro, S.A. de          Tissue paper production                              67,000
      C.V., Ecatepec, Estado de M exico             Production of away-from-home                          4,000
                                                    products

    Papeles Higienicos de Mexico, S.A. de C.V.,     Tissue paper production                              36,000
      San Nicolas de los Garza, Nuevo Leon          De-inking of recyclable paper                        54,600

    Industrial Papelera Mexicana, S.A. de C.V.,     Tissue paper production                              38,000
      Uruapan, Michoacan                            De-inking of recyclable paper                        88,300

                                                                                                     Installed
                                                                                                    Capacity at
                 Plant and Location                              Activity                        December 31, 1999
--------------------------------------------------------------------------------------------------------------------
    1.   Consumer Products Group
    Sancela, S.A. de C.V., Ecatepec, Estado de      Production of feminine-care                     1,363,000(1)
      Mexico                                        products

    Inpamex Planta Huehuetoca, S.A. de              Production of notebooks                              13,840
      C.V., Huehuetoca, Estado de Mexico            Polyethylene-laminated paper
                                                    production for the further
                                                    production of bags                                    2,520

    Industrias Unidas de Centro America,            Tissue paper production                               4,500
      S.A., Granada, Nicaragua

    Productora Internacional de Articulos de        Conversion of tissue paper into                       4,300
      Papel, S.A., San Jose, Costa Rica             napkins and bathroom tissue

    2.   Packaging Products Group

    Papelera de Chihuahua, S.A. de C.V.,            Kraft paper production                              100,000
      Chihuahua, Chihuahua

    Compania Papelera Maldonado, S.A. de C.V.,      Kraft paper production                              142,000
      San Nicolas de los Garza, Nuevo Leon

    Sacos y Envases Industriales, S.A. de           Glued bags production                               240,000
      C.V., San Nicolas de los Garza, Nuevo
      Leon

    Sacos y Envases Industriales, S.A. de           Sewn bags production                                 90,000
      C.V., Guadalajara, Jalisco

    Sacos y Envases Industriales, S.A. de           Sewn and glued bags production                       96,000
      C.V., Tehuacan, Puebla

    Sacos y Envases Industriales, S.A. de           Pet food and pinch bottom bags and
      C.V., Tlalnepantla, Mexico, D.F.              bags production                                      60,000

    Sacos y Envases Industriales, S.A. de           Glued bags production                                90,000
      C.V., Chihuahua, Chihuahua

    Cajas y Empaques Industriales, S.A. de          Corrugated containers                                36,000(2)
      C.V., San Nicolas de los Garza, Nuevo Leon

    Productora Internacional de Articulos de        Conversion of kraft paper into                       21,600
    Papel, S.A., San Jose, Costa Rica               multi-wall bags

    3.   Printing and Writing Products Group

    Pondercel, S.A. de C.V.,                        Bond paper production                                135,000
      Anahuac, Chihuahua                            Soft and hard wood pulp production                   144,000

    Papelera de Chihuahua, S.A. de C.V.,            Bond paper production                                 26,000
      Chihuahua, Chihuahua

    Industrial Papelera Mexicana, S.A. de C.V.,     Bond paper production                                51,000
      Uruapan, Michoacan

    Compania Papelera Maldonado, S.A. de C.V.,      Bond paper production                                 18,000
      San Nicolas de los Garza, Nuevo Leon          Specialty paper production                            28,000

    Taloquimia, S.A. de C.V., San Juan del Rio,     Pine oil production                                    2,280
      Queretaro

-------------

      (1) Includes certain production lines which operate at a fraction of their installed capacity because they produce nearly obsolete products.

      (2)   Expected to commence operations around July 2000.

      We follow a scheduled maintenance program for all plant machinery involving regular maintenance shutdowns and believe that our plants and equipment are currently in a good state of repair. We have not experienced any significant production stoppages due to equipment failure.

      In addition to the aforementioned plants and facilities, we have nine recyclable paper collection and storage sites capable of collecting an aggregate of approximately 400,000 metric tons of recyclable paper a year. These sites are located in Chihuahua, Ciudad Juarez, Guadalajara, San Nicolas de los Garza and Saltillo in Mexico and El Paso, Albuquerque, McAllen and Arlington in the United States. We also have a wood reception and storage facility in Chihuahua and sales offices in Monterrey, Mexico City and Guadalajara.

ITEM 3.     Legal Proceedings

Patent Infringement Claim

      On June 24, 1999, we received a cease and desist letter from P&G, claiming a patent infringement in relation to our Saba Ultra Invisible brand of feminine-care products. In response, after negotiations with P&G regarding that product, we made minor modifications to the product and replied to P&G on November 17, 1999 describing the modifications. There have not been any further developments since our reply and we believe that P&G will not pursue any claim against us because we have made those minor modifications in response to their letter. However, we cannot assure you that P&G will not bring a claim against us or that we will be successful in a dispute if they do.

Tax Dispute

      In April 1999, the Mexican Treasury Department sent us a notice claiming that we incorrectly took a deduction for losses and underpaid our asset taxes in fiscal year 1993 in the amount of Ps.51.9 million. As of December 31, 1999, the amount in restated pesos was Ps.61.3 million.

      After receiving this notice, we commenced a proceeding before the Mexican Federal Tax Tribunal contesting the Treasury Department's claim. In June 2000, the Mexican Federal Tax Tribunal notified us of its ruling, which was favorable to us. We are currently awaiting the pronouncement of the Tribunal Colegiado de Circuito, the court of appeals, with respect to the appeal brought by the Treasury Department before it. We cannot assure you that we will prevail or that we will not be required to pay additional taxes.

Other

      We are a party to various other legal proceedings in the ordinary course of our business. We do not expect such proceedings, if determined adversely to us, individually or in the aggregate, to have a material adverse effect on our results of operations or financial condition. As a result, we have not set aside any reserves for these litigation contingencies.

ITEM 4. Control of Registrant

      Copamex is not directly or indirectly owned or controlled by another corporation or by any foreign government.

      Copamex's share capital is currently divided into A, B, C, D, E, and F Shares. These different series of shares have the same par value, voting rights and are generally identical to each other in all material respects, with the exception of their date of issuance. The following table sets forth certain information concerning ownership of the share capital of Copamex at December 31, 1999 by each stockholder known to Copamex to be the owner of the outstanding A, B, C, D, E or F Shares, and all directors and principal officers of Copamex as a group.

                                Number of Shares Owned(1)

                                                                                                               Percentage of
                                                                                                              Total Capital
                                     Series A    Series B   Series C   Series D   Series E      Series F       Stock Owned
                                     ---------------------------------------------------------------------------------------
Maldonado Quiroga
  family members                     6,000       385,248    133,152     468,026    10,501,808    692,537            42.8%
Dinamica Industrial
Empresarial, S.A.
de C.V.(2).....................        --           --        --          --        8,820,802   2,760,620           40.7%
Maldonado Gonzalez
 family members................        --           --        --          --            --      2,307,200            8.1%

Milenium Inversiones de
Capital, S.A. de
  C.V.(2)........                      --           --        --        157,574         --        992,150            4.0%
Corporacion
Chihuahua, S.A. de C.V........         --           --        --          --            --        215,100            0.8%

Consorcio de Bienes Raices del
Norte, S.A. de C.V............          --           --        --          --            --        693,501            2.4%
 Others.......................         --           --        --          --            --        320,482            1.1%

--------------------------
(1) Immediately prior to the merger on February 28, 1998, the ownership of the single class of our common stock by each stockholder known to us to be the owner was the following: Copamex, with 23,028,008 shares, Copamex Turismo, S.A. de C.V., with 4,220,437 shares, Maldonado Gonzalez family members, with 2,594,722 shares, Corporacion Chihuahua, S.A. de C.V., with 1,291,265 shares, the Maldonado Quiroga family members, with 815,615 shares and others, with 49,953 shares, representing approximately 72.0%, 13.2%, 8.1%, 4.0%, 2.6% and 0.2%, respectively.

(2) Wholly-owned by members of Maldonado Quiroga family.

ITEM 5. Nature of Trading Market

      We have registered U.S.$198,430,000 11.375% Senior Notes due 2004 with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended. Of these Notes, U.S.$180.3 million remain outstanding. The Notes are not traded in any stock exchange nor is it practicable for us to determine the proportion of Notes beneficially owned by U.S. citizens or residents.

      Copamex's stock is not traded in any stock exchange nor is it held by any U.S. citizen or resident.

ITEM 6. Exchange Control and Other Limitations Affecting Security-Holders

      From 1982 through November 10, 1991, Mexican residents and companies were entitled to purchase and were obligated to sell foreign currencies for certain purposes at a controlled rate of exchange that was set daily by Banco de Mexico. For all transactions to which the controlled rate did not apply, foreign currencies could also be purchased, if they were available, or sold at the free-market rate, which was generally higher than the controlled rate.

      The controlled rate and the free market rate were held nearly constant from December 1987 through December 1988. The price of one dollar at the controlled rate increased at a regular rate of 0.001 pesos per day from December 1988 through May 28, 1990, 0.0008 pesos per day from May 29 to November 12, 1990, and 0.0004 pesos per day until November 10, 1991. Effective November 11, 1991, the controlled rate was abolished. Between November 1991 and December 1994, Banco de Mexico permitted the free market rate to fluctuate according to supply and demand within a band, the upper limit of which increased by fixed daily amounts. Fluctuations outside these limits were to be stabilized through open market transactions by Banco de Mexico. On December 21, 1994, the Mexican government announced that it would suspend central bank intervention and allow the peso to float freely against the U.S. dollar and other foreign currencies. This free-floating policy was formalized in the announcement of Mexico's National Development Plan in March 1995.

      While the Mexican government does not currently restrict the ability of Mexico or foreign persons or entities to convert pesos into U.S. dollars or other currencies, we cannot assure you that Banco de Mexico will continue to make foreign currency available to private sector companies or that the foreign currency we may need to service our foreign currency obligations could be purchased in the open market without substantial additional cost. Moreover, we cannot assure you that the Mexican government will not institute a restrictive exchange control policy in the future. The imposition of such a policy in the future may impair our ability to obtain or transfer U.S. dollars in respect of any interest and principal payments due on our indebtedness, and it could also have a material adverse effect on our business and financial condition.

      The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. The value of the peso declined by 60.8% against the U.S. dollar from Ps.3.11 at December 30, 1993 to Ps.5.00 at December 30, 1994. Between January 3, 1995 and December 29, 1995, the Mexican peso depreciated an additional 54.8% to Ps.7.74 per U.S. dollar, fluctuating between Ps.5.27 and Ps.8.05 per U.S. dollar.

      In 1996, the peso fluctuated between Ps.7.33 and Ps.8.05 per U.S. dollar, ending at Ps.7.88 per U.S. dollar on December 31, 1996, a depreciation of 1.8% from the exchange rate at December 29, 1995. In 1997, the peso depreciated an additional 2.4%, as compared to 1996, to a level of Ps.8.07 per U.S. dollar at year end, fluctuating between Ps.7.72 and Ps.8.41 per U.S. dollar. In 1998, the peso again devalued significantly as compared to the U.S. dollar, closing at Ps.9.90 per U.S. dollar at December 31, 1998, which represents a 22.7% devaluation. In 1999, in contrast, the peso appreciated by 4.0% as compared to 1998, to a level of Ps.9.480 per U.S. dollar at year end. On June 21, 2000, the noon buying rate was Ps.9.815 per U.S. dollar.

Limitations Affecting the Note Holders

      Because the Notes are registered pursuant to U.S. federal securities laws and not those of Mexico, there are no Mexican law limitations on the right of non-Mexican citizens or residents to hold or, under certain circumstances, vote the Notes. Additionally, there are no limitations on the right of non-Mexican citizens or residents to hold or, under certain circumstances, vote the Notes pursuant to our charter or other constituent documents.

ITEM 7. Taxation

General

      The following is a general summary of certain anticipated U.S. federal and Mexican tax consequences of the ownership of our 11.375% Senior Notes Due 2004 currently outstanding. The tax treatment of a holder of the Notes may vary depending upon the particular situation of the holder.

      The following summary of U.S. federal income tax consequences is limited to investors who are U.S. Holders (as defined below) (except as explicitly provided below) who will hold the Notes as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") and whose "functional currency" within the meaning of Section 985 of the Code is the U.S. dollar. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, holders that are not U.S. Holders, brokers-dealers and holders of 10% or more of the voting shares of Copamex) may be subject to special rules not discussed below. The discussion below also does not address the effect of any United States state or local tax law on a holder of the Notes.

      As used in this annual report, the term "U.S. Holders" means:

      o     an individual who is a citizen or resident of the United States,

      o a partnership, corporation or other entity organized in or under the laws of the United States or any state thereof,

      o an estate or trust that is subject to United States federal income taxation without regard to the source of its income, or

      o a trust, if both (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust.

      The summary is for general information purposes only and is based upon the tax laws of the United States and Mexico as in effect on the date hereof, which are subject to change. The summary does not constitute, and should not be considered as, legal or tax advice to holders of Notes. Prospective purchasers of Notes should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Notes, including, in particular, the effect of any foreign, state or local tax laws.

      The following general summary of the principal consequences, under Mexico's Income Tax Law (the "Mexican Income Tax Law") and rules as currently in effect, and under the treaty to avoid double taxation entered into between Mexico and the United States of America (the "Treaty"), is limited to the purchase, ownership and disposition of Notes by a holder who is not a resident of Mexico and who will not hold Notes or a beneficial interest in the Notes in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico (a "Foreign Holder").

      For purposes of Mexican taxation, an individual is a resident of Mexico if such person has established his or her home in Mexico, unless such person has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that such person has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if it has been incorporated in Mexico. A Mexican citizen with its domicile in Mexico is presumed to be a resident of Mexico unless such person can demonstrate the contrary. A permanent establishment or fixed base of a non-Mexican person will be regarded as a resident of Mexico, and such permanent establishment or fixed base will be required to pay taxes in Mexico in accordance with applicable law. Each Foreign Holder should consult a tax advisor as to the particular Mexican or other tax consequences to such Foreign Holder of holding the Notes, including the applicability and effect of any state, local or foreign tax laws.

Taxation of Interest Payments

U.S. Tax Considerations

      Generally, payments of interest on a Note will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received, in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes. Interest paid by Copamex will constitute income from sources outside the United States, and with certain exceptions, will be "passive" or "financial services" income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. Holder (see "--Foreign Tax Credit" below).

      A holder of Notes that, with respect to the United States, is not a U.S. Holder (a "Non-U.S. Holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on Notes. Special rules may apply in the case of Non-U.S. Holders

      o     that are engaged in a U.S. trade or business,

      o that are former citizens or long-term residents of the United States, "controlled foreign corporations," "foreign personal holding companies," corporations which accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or

      o certain non-resident alien individuals who are present in the United States for 183 days or more during a taxable year.

      Such persons should consult their own tax advisors as to the United States or other tax consequences of the purchase, ownership and disposition of Notes.

      Foreign Tax Credit. Interest paid on the Notes will constitute income from sources outside the United States, and, with certain exceptions, will be grouped together with other items of "passive" income, for purposes of computing the foreign tax credit allowable to a U.S. Holder. If the interest payments are subject to a withholding tax imposed by a foreign country at a rate of 5 percent or more, the interest may be considered "high withholding tax interest" for purposes of computing the foreign tax credit. If a U.S. Holder is predominantly engaged in the active conduct of a banking, insurance, financing or similar business, the interest may be considered "financial services income" for purposes of computing the foreign tax credit.

      Effect of Withholding Taxes. A U.S. Holder will be required to include foreign withholding taxes, if any, imposed on payments on a Note in gross income as interest income. Such treatment will be required regardless of whether, as will generally be true, Copamex is required to pay additional amounts so that the amount of Mexican withholding taxes does not reduce the net amount actually received by the Holder of the Note. Subject to certain limitations, a U.S. Holder may be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for foreign income taxes withheld by Copamex. A U.S. Holder may be required to provide the Internal Revenue Service ("IRS") with a certified copy of the receipt evidencing payment of withholding tax imposed in respect of payments on a Note in order to claim a foreign tax credit in respect of such foreign withholding tax.

Mexican Tax Considerations

      Under the Mexican Income Tax Law, payments of interest made by Copamex in respect of the Notes to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 10% as a result of the Notes being registered in the Special Section of the Registry maintained by the Comision Nacional Bancaria y de Valores (the "Special Section of the Registry"). Pursuant to amendments to the Mexican Income Tax Law, effective as of January 1, 1996, the withholding tax rate on such interest payments made by Copamex has been reduced to 4.9% (the "Reduced Rate"), if, besides registering the Notes as set forth above, the following requirements are satisfied:

      o a Foreign Holder is the effective beneficiary of the interest payment,

      o such Foreign Holder resides in a country that has entered into a treaty for the avoidance of double taxation with Mexico, and

      o such Foreign Holder satisfies the conditions and requirements for obtaining benefits under such treaty (collectively, the "Reduced Rate Requirements").

      Foreign Holders resident in the United States should be aware that Mexico presently has a treaty for the avoidance of double taxation with the United States under which such Holder may be eligible for purposes of qualifying for the Reduced Rate. Other Foreign Holders should consult their tax advisors regarding whether they reside in a country that has entered into a treaty for avoidance of double taxation with Mexico and, if so, the conditions and requirements for obtaining benefits under such treaty.

      Under Rule 3.31.9 published in the Official Gazette of the Federation on March 6, 2000, which rule is subject to amendment but is expected to remain in effect until March 6, 2001 (the "Reduced Rate Rule"), payments of interest made by Copamex in respect of the Notes to Foreign Holders will be subject to withholding taxes imposed at the Reduced Rate if

      o     the Notes, are registered in the Special Section of the Registry,

      o Copamex timely files with the Ministry of Finance and Public Credit certain information relating to the issuance of the Notes,

      o Copamex timely files with the Ministry of Finance and Public Credit, after the date of each interest payment under the Notes, information representing that no party related to Copamex (as such terms are detailed in the Reduced Rate Rule) directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of each such interest payment, and

      o     Copamex maintains records which evidence compliance with the above.

      Copamex has met such conditions.

      Under the Treaty, the Mexican withholding tax rate applicable to interest payments made to U.S. Holders which are eligible for benefits under the Treaty generally will be limited to either

      o     15% generally, or

      o 10% in the event that the Notes are considered to be "regularly and substantially traded on a recognized securities market" or "loans granted by banks, including investment banks and savings banks within the meaning of the Treaty."

      However, as of the date of this annual report, the Treaty is not expected generally to have any material effect on the Mexican tax consequences described herein because, as described above, under the Mexican Income Tax Law and general rules issued thereunder as currently in effect with respect to a U. S. Holder that meets the Reduced Rate Requirements described above, Copamex will be entitled to withhold taxes in connection with interest payments under the Notes at the Reduced Rate.

      Under the Mexican Income Tax Law, payments of interest made by Copamex with respect to the Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that the fund

      o is duly organized pursuant to the law of its country of origin (regardless of the type of organization),

      o     is exempt from income tax in such country, and

      o is registered with the Ministry of Finance and Public Credit for that purpose.

      Copamex has agreed, subject to specified exceptions and limitations, to gross-up Holders of the Notes in respect of the above-mentioned Mexican withholding taxes.

      Under the Mexican Income Tax Law and the rules thereunder, a Foreign Holder will not be subject to any Mexican withholding or similar taxes in respect of payments of principal made by Copamex with respect of the Notes.

      This summary is for general information purposes only and is based upon the tax laws and treaty obligations of the United States and Mexico as in effect on the date of this annual report, which are subject to change. Prospective purchasers of Notes should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Notes, including, in particular, the effect of any foreign, state or local tax laws.

Taxation of Capital Gains

U.S. Tax Considerations

      Gain or loss realized by a U.S. Holder on the sale or other disposition of the Notes will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference, if any, between such holder's basis in the Notes and the amount realized on such disposition. Gain realized by a U.S. Holder on a sale or other disposition of the Notes generally will be treated as U.S. source income. Consequently, in the event Mexico imposes a tax on capital gains realized by a U.S. Holder on a sale or other disposition of the Notes (see Mexican Tax Considerations), such U.S. Holder may not be able to obtain a credit for such taxes against the U.S. Holder's federal income tax liability unless

      o such gains are re-sourced as foreign source income under the Tax Treaty, or

      o such holder can apply the credit against tax due on income from other foreign sources.

      A Non-U.S. Holder of Notes will not be subject to U.S. federal income or withholding tax on gains realized on the sale of Notes. Special rules may apply in the case of Non-U.S. Holders

      o     that are engaged in a U.S. trade or business,

      o that are former citizens or long-term residents of the United States, "controlled foreign corporations," "foreign personal holding companies," corporations which accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or

      o certain non-resident alien individuals who are present in the United States for 183 days or more during a taxable year.

      Such persons should consult their own tax advisors as to the United States or other tax consequences of the purchase, ownership and disposition of the Notes.

Mexican Tax Considerations

      Capital gains resulting from the sale or other disposition of notes by a Foreign Holder will not be subject to Mexican income or other taxes.

Other Mexican Taxes

      A Foreign Holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect to its holdings of Notes. There are no Mexican stamp, issue, registration of similar taxes payable by a Foreign Holder with respect to the Notes.

United States Backup Withholding and Information Reporting

      Each U.S. payor making payments in respect of the Notes will generally be required to provide the IRS with certain information, including the name, address and taxpayer identification number of the beneficial owner of Notes, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. Under the backup withholding rules, a holder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder

      o is a corporation or comes within certain other exempt categories (including securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts), and, when required, demonstrates this fact, or

      o provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholding rules.

      Non-U.S. Holders are generally exempt from information reporting and backup withholding, but may be required to provide a properly completed Form W-8 or otherwise comply with applicable certification and identification procedures in order to prove their exemption. This backup withholding tax is not an additional tax and any amounts withheld from a payment to a holder of Notes will be refunded (or credited against such holder's U.S. federal income tax liability, if any) provided that the required information is furnished to the IRS.

      The United States Treasury has recently issued final regulations (the "Final Regulations") regarding the withholding and information reporting rules discussed above. In general, the Final Regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and modify reliance standards. The Final Regulations are generally effective for payments made on or after January 1, 2000, subject to certain transition rules. Purchasers and holders of Notes should consult their own tax advisors concerning the adoption of the Final Regulations and the potential effect on their purchase, ownership and disposition of Notes.

ITEM 8. Selected Financial Data

      The following tables present selected consolidated financial information of Copamex, its predecessor, COINSA, and their respective consolidated subsidiaries. This information has been derived from and should be read in conjunction with the audited consolidated financial statements of Copamex as of December 31, 1999, 1998 and 1997. The consolidated financial statements have been audited by Mancera, S.C., member of Ernst & Young

International, independent public accountants. The consolidated financial statements appear at the back of this annual report.

      Peso amounts included in the tables below were converted to U.S. dollars at the exchange rate of Ps.9.480 per U.S.$1.00, which was the noon buying rate, at December 31, 1999. You should not construe such conversions as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

      Prior to December 2, 1997, Copamex was a holding company whose assets included 72% of the shares of COINSA, a Mexican operating company engaged in the production and sale of paper products. Copamex's assets also consisted of assets not related to the paper business. On December 2, 1997 Copamex spun off its assets that were not related to the paper business. In addition, on February 28, 1998, COINSA was merged into Copamex. As a result, the financial information provided in this annual report from before January 1, 1997 relates only to COINSA.

      The financial statements have been prepared in accordance with Mexican generally accepted accounting principles, referred to as Mexican GAAP. Mexican GAAP differs in significant respects from United States generally accepted accounting principles, referred to as U.S. GAAP. U.S. dollar amounts included in our financial statements were converted from pesos to dollars using the exchange rate reported by Banco de Mexico at December 31, 1999, which was Ps.9.4986 per U.S. dollar. See Note 16 to the audited consolidated financial statements and "Item 9-Management's Discussion and Analysis of Financial Condition and Results of Operation--Reconciliation to U.S. GAAP" for a discussion of certain differences between U.S. GAAP and Mexican GAAP.

      Pursuant to Mexican GAAP, the financial statements and the selected financial data presented below have been prepared in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants, which provides for the recognition of certain effects of inflation. Bulletin B-10 requires Copamex to restate the value of inventories to their replacement cost, without exceeding their net realizable value, and to restate the value of fixed assets using the National Consumer Price Index, or Indice Nacional de Precios al Consumidor, also referred to as the NCPI. Until December 31, 1996, Bulletin B-10 required Copamex to restate fixed assets at current replacement cost.

      Bulletin B-10 also requires Copamex to restate non-monetary liabilities and the components of shareholders' equity using the NCPI and to record gains or losses in purchasing power from holding monetary liabilities or assets. In addition, Bulletin B-10 requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Accordingly, all data in the financial statements and in the selected financial data set forth below have been restated in constant pesos as of December 31, 1999. The effect of these inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP. Note 16 to the audited consolidated financial statements contains a reconciliation of Copamex's net income and stockholders' equity to U.S. GAAP.

      Beginning fiscal year 2000, Copamex will be required to comply with Bulletin D-4. Bulletin D-4, issued by the Mexican Institute of Public Accountants in January 2000, regulates the accounting treatment of income taxes, asset taxes and employees' profit sharing, and modifies the rules to determine deferred income taxes. The new accounting rules require that deferred income taxes be determined with respect to all temporary differences between the book value and the taxable value of the assets and liabilities included in the balance sheet. Such determination must be made by applying the income tax rate in effect on the date of issue of the financial statements. Until December 31, 1999, deferred income taxes were determined only with respect to temporary differences in book and taxable values that were deemed to be non-recurring and whose reversion could be foreseen in a specific period of time. Beginning fiscal year 2000, the cumulative effect of adopting the new accounting rules must be reflected in a new stockholders' equity account. Bulletin D-4 does not require the restatement of financial statements for any fiscal year prior to its implementation. See "Item 9-Management's Discussion and Analysis of Financial Condition and Results of Operation-Reconciliation to U.S. GAAP" for a general description of the Mexican GAAP treatment of deferred income taxes that was in effect until the end of fiscal year 1999.

Millions of constant December 31, 1999                              As of and for the Year Ended December 31,
pesos and U.S. dollars except per share data                 1995              1996               1997
                                                          ------------      ----------         -----------
Income Statement Data
Mexican GAAP:
  Net sales.......................................        Ps.    5,926      Ps.  5,229         Ps.   5,489
  Cost of sales...................................              (3,775)         (3,534)             (3,700)
                                                          ------------      ----------         -----------
  Gross profit....................................               2,151           1,695               1,789
  Selling and administrative expenses.............                (684)           (711)               (973)
                                                          ------------      ----------         -----------
  Operating income................................               1,467             984                 816
  Comprehensive cost of financing:
   Interest income................................                  91             113                  35
   Interest expense...............................              (1,459)           (871)               (655)
  Exchange gain (loss)............................                (729)           (120)               (143)
   Result from monetary position..................               1,201             675                 554
                                                          ------------      ----------         -----------
      Total comprehensive cost of financing.......                (896)           (203)               (209)
  Other income (loss).............................                  24              (6)                 57
  Income (loss) before income and asset taxes and
   employee profit sharing........................                 595             775                 664
  Income and asset taxes and profit sharing.......                (133)           (247)               (219)
                                                          ------------      ----------         -----------
  Income (loss) before extraordinary items........                 462             528                 445
  Extraordinary items............................                   32             120                 185
                                                          ------------      ----------         -----------
  Income (loss) before minority interest.........                  494             648                 630
  Minority interest..............................                   (1)              3                (170)
                                                          ------------      ----------         -----------
  Net income (loss)..............................          Ps.     493        Ps.  651          Ps.    460
                                                          ============      ==========         ===========
 Net income (loss) per share....................          Ps.     160.1      Ps.   20.4        Ps.     22.4
                                                          ============      ==========         ===========

  U.S. GAAP:
  Net income.....................................          Ps.     496       Ps.   674          Ps.    191
  Net income per share............................         Ps.      16.2     Ps.    21.0        Ps.      9.3

Balance Sheet Data
Mexican GAAP:
  Property, plant and equipment, net.............          Ps.   8,430       Ps. 7,352          Ps.  8,350
  Total assets...................................               10,876           9,337              11,674
  Total debt.....................................                3,523           3,135               5,162
  Stockholders' equity...........................          Ps.   6,373       Ps. 5,475          Ps.  5,413

  U.S. GAAP:
  Stockholders' equity...........................          Ps.   4,155       Ps. 3,712          Ps.  2,067

Other Data
Mexican GAAP:
  EBITDA(1)......................................          Ps.   1,761       Ps. 1,281          Ps.  1,139
  EBITDA margin..................................                   29.7%           24.5%               20.8%
  Depreciation and amortization..................                  293             297                 344
  Capital expenditures...........................                 (492)           (315)             (1,168)
  Net cash provided (used) by operating
   activities(2)..................................         Ps.     (59)      Ps. 1,102          Ps.    423

  U.S. GAAP:
  EBITDA.........................................          Ps.   1,749       Ps. 1,283          Ps.  1,154
  Net cash provided (used) by operating
   activities(2)..................................         Ps.  (1,006)      Ps.   363          Ps.   (143)


Millions of constant December 31, 1999                             As of and for the Year Ended December 31,
pesos and U.S. dollars except per share data                         1998              1999             1999
                                                               -----------       ---------      -----------
Income Statement Data
Mexican GAAP:
  Net sales.......................................             Ps.   6,010       Ps. 6,213      U.S.$   655
  Cost of sales...................................                  (4,032)         (4,107)            (433)
                                                               -----------       ---------      -----------
  Gross profit....................................                   1,978           2,106              222
  Selling and administrative expenses.............                  (1,161)         (1,285)            (135)
                                                               -----------       ---------      -----------
  Operating income................................                     817             821               87
  Comprehensive cost of financing:
   Interest income................................                      45              18                2
   Interest expense...............................                    (578)           (533)             (56)
  Exchange gain (loss)............................                  (1,131)            212               22
   Result from monetary position..................                     792             511               54
                                                               -----------       ---------      -----------
      Total comprehensive cost of financing.......                    (872)            208               22
  Other income (loss).............................                      15             (20)              (2)
  Income (loss) before income and asset taxes and
   employee profit sharing........................                     (40)          1,009              106
  Income and asset taxes and profit sharing.......                     (30)           (393)             (41)
                                                               -----------       ---------      -----------
  Income (loss) before extraordinary items........                     (70)            616               65
  Extraordinary items.............................                                     298               31
                                                               -----------       ---------      -----------
  Income (loss) before minority interest..........                     (70)            914               96
  Minority interest...............................                     (28)            (49)              (5)
                                                               -----------       ---------      -----------
  Net income (loss)...............................              Ps.    (98)    Ps.     865       U.S.$   91
                                                               ===========       =========      ===========
  Net income (loss) per share.....................              Ps.     (3.6)  Ps.      30.4     U.S.$    3.2
                                                               ===========       =========      ===========
  U.S. GAAP:
  Net income......................................              Ps.    227     Ps.     496       U.S.$   52
  Net income per share............................              Ps.      8.4   Ps.      17.4     U.S.$    2

Balance Sheet Data
Mexican GAAP:
  Property, plant and equipment, net..............              Ps.  8,374     Ps.   8,259       U.S.$  871
  Total assets....................................                  11,494          11,425            1,205
  Total debt......................................                   5,602           4,780              504
  Stockholders' equity............................              Ps.  4,942     Ps.   5,529       U.S.$  583

  U.S. GAAP:
  Stockholders' equity............................              Ps.  3,139     Ps.   3,387       U.S.$  357

Other Data
Mexican GAAP:
  EBITDA(1).......................................              Ps.  1,165     Ps.   1,191       U.S.$  126
  EBITDA margin...................................                      19.4%           19.2%            19.2%
  Depreciation and amortization...................                      387             407               43
  Capital expenditures............................                     (360)           (315)             (33)
  Net cash provided (used) by operating
   activities(2)..................................              Ps.    170     Ps.   1,210       U.S.$  128

  U.S. GAAP:
  EBITDA..........................................              Ps.  1,187     Ps.   1,185       U.S.$  125
  Net cash provided (used) by operating
   activities(2)..................................              Ps.    409     Ps.     342       U.S.$   36

                                                          1995           1996              1997              1998              1999
                                                        --------       -------          -------            -------           ------
Production Data
  Consumer Products:
  Tissue products (in thousands of metric tons)(3)         36.0           46.8             93.1             123.9             131.7
  Feminine-care products                                     --
   (in millions of units).........................                     135.3(4)           524.0             746.0             934.3
  Away-from-home products
     (in thousands of metric tons) (5) ...........           --            --                --                --               3.7
  Notebooks (in thousands of metric tons).........           --            --               1.5               5.5               7.5
  Packaging Products:
  Multi-wall paper bags (in millions of units)....        340.6          407.4            437.3             437.5             453.3
  Packaging paper (in thousands of metric tons)(6)        203.6          209.9            227.9             224.6             222.5
  Printing and Writing Products:
  Printing and writing paper (in thousands
    of metric tons)...............................        176.9          189.7            204.0             203.5             198.5
  Specialty paper (in thousands of metric tons)...         13.5           14.8             18.1              19.0              22.3

                        Notes to Selected Financial Data

(1) EBITDA as used in this annual report is operating income (loss) before amortization expense and depreciation. Amortization of goodwill is not included in operating income, but instead is recorded in other income
      (loss). EBITDA is presented because we believe that EBITDA provides useful information regarding our debt service ability. EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under U.S. GAAP, (b) an alternative to U.S. GAAP operating income (loss) and net income (loss), or (c) a measure of liquidity or cash flows as determined under U.S. GAAP. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

(2) Under Mexican GAAP, the cash flow data has been adjusted for inflation and includes certain non-cash items, such as monetary gains and losses and foreign exchange gains and losses and, as a result, are not comparable with the respective U.S. GAAP cash flow data.

(3) Includes bathroom and facial tissue, paper napkins and paper towels. See "Item 1--Description of Business--Our Products--Consumer Products--Tissue Paper."

(4) Represents production by Sancela, S.A. de C.V., from October 1, 1996 through December 31, 1996. We acquired a 51% stake in Sancela on October 11, 1996. Sancela produced 531.0 million units of feminine-care products for the full year 1996.

(5)   We began producing away-from-home products in 1999.

(6) Includes kraft paper, corrugating medium and linerboard. See "Item 1--Description of Business--Our Products--Packaging Products."

ITEM 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

      In recent periods, our financial condition and results of operations have been significantly influenced by the following three factors:

      o the state of the Mexican economy, particularly the rate of economic growth and its effect on the demand for our products, the value of the peso against the U.S. dollar and high inflation rates,

      o the movements in international pulp and paper prices and their effect on our cost of producing printing and writing products, and

      o     our strategic acquisitions.

Mexican Economic Factors

      Substantially all of our operations are situated in Mexico. Approximately 93.7% of our revenues in 1998 and 95.3% of our revenues in 1999 resulted from sales generated within Mexico. Accordingly, Mexican economic conditions and government policies have a significant impact on our operations and revenues.

Mexican Economic Growth and Demand

      Changes in Mexico's gross domestic product generally affect the demand for industrial paper products. As a result, our industrial paper product prices and gross margin, which is a measure of our gross profit as a percentage of net sales, are affected. For example, the 23.3% contraction in construction activity in 1995 resulting from a significant peso devaluation negatively affected domestic sales of multi-wall bags, which are sold primarily to cement companies, resulting in a 12.1% decrease in our sales volume of multi-wall bags. In the past, we have been able to mitigate the effect of decreased domestic demand somewhat by accessing export markets.

      Changes in Mexico's gross domestic product have a less pronounced effect on the demand for consumer paper products, as this demand tends to be less elastic.

Effect of Fluctuations in Currency Value and Inflation

      Fluctuations in the value of the peso and high rates of inflation have the following impact on our results of operations and financial condition:

      o A significant devaluation of the peso and high inflation generally will cause a decline in Mexico's gross domestic product which, as discussed above, results in a decline in the domestic demand for our products, particularly industrial paper products.

      o Whenever the inflation rate in Mexico exceeds the rate of devaluation of the peso against the U.S. dollar, our gross margin is likely to be negatively affected. Because the peso price of our printing and writing products is generally based on international U.S. dollar prices, assuming international pulp and paper prices remain constant, the peso price of our printing and writing products tend to increase at a rate similar to the rate of peso devaluation, while our costs, which are largely in pesos, tend to increase at the higher rate of inflation. We experienced this effect in 1996 and in 1997, when the rate of inflation, 27.7% and 15.7%, respectively, significantly exceeded the rate of devaluation, 1.7% and 2.5%, respectively.

The inverse effect occurs when the rate of peso devaluation exceeds the inflation rate. For example, in 1998, the rate of inflation was 18.6% while the rate of peso devaluation was 22.7%. This effect helps us increase our gross margin.

      o Our net foreign exchange gains or losses reflect the impact of changes in foreign exchange rates on our assets and liabilities denominated in currencies other than pesos. A foreign exchange loss arises in our results of operations if a liability is denominated in a foreign currency, such as U.S. dollars, that appreciates relative to the peso between the time the liability is incurred and the date it is repaid. This is because the appreciation of the foreign currency increases the amount of pesos that we need to purchase the foreign currency necessary to repay the liability. In contrast, the devaluation of the foreign currency relative to the peso results in a foreign exchange gain, as such devaluation decreases the amount of pesos that we need to purchase the foreign currency necessary to repay the liability. For example, in 1998 we recorded a foreign exchange loss of Ps.1,131 million, reflecting the impact of a peso devaluation of 22.7% on our U.S. dollar-denominated indebtedness of U.S.$504 million. In 1999, we recorded a foreign exchange gain of Ps.212 million, reflecting the impact of a peso appreciation of 4.0% on our U.S. dollar-denominated indebtedness of U.S.$503 million.

      o Our gain or loss in monetary position reflects the impact of inflation on our net monetary assets and liabilities. For example, a gain on monetary position results from holding net monetary liabilities in pesos during periods of inflation due to the decline in the purchasing power of the peso over time. In 1999, we recorded a gain of Ps.511 million in our monetary position, reflecting the impact of an 12.3% rate of inflation on our net peso liability position of Ps.4,314 million.

      o Substantially all of our indebtedness outstanding on the date of this annual report is U.S. dollar-denominated. In periods of devaluation, the peso-carrying value of our U.S. dollar-denominated debt increases in our balance sheet to reflect the additional pesos required to meet our foreign currency liabilities.

      We have used the exchange rates reported by Banco de Mexico at the end of each of the fiscal periods discussed in this Item 9 in order to determine the effect of a devaluation or appreciation of the peso relative to the dollar on our results of operation and financial condition.

The International Pulp and Paper Products Market

      The prices of our printing and writing products are affected by the international prices of pulp and paper, which are in turn affected by global supply and demand for such products. We produced approximately 59% of our pulp requirements in 1999. This vertical integration allows us to stabilize in part the cost of this important raw material. However, if international pulp prices fall below our cost of production, our printing and writing products could become less competitive and we may experience lower gross margins.

      To the extent of the pulp we purchase from third parties, as a general rule, when the international price of pulp increases, our costs of production for printing and writing products also increase. This negatively affects our profit margin, as we cannot always pass this increased cost on to our customers. To the same extent, when the international price of pulp decreases, our costs of production for printing and writing products decrease. This may increase our profit margin.

      Prices in the North American pulp and paper industry reached record levels in late 1995. In early 1996, however, demand for pulp began to fall, and continued to fall in the first quarter of 1996. Prices soon followed this decline, reaching an average of U.S.$430 per ton of pulp for Bleached Soft-Wood Kraft U.S. Southern, which is a benchmark for paper prices, by the second quarter of 1996. Prices then stabilized for over a year, increased to an average of U.S.$515 per ton in the second half of 1997 and decreased during 1998 to U.S.$440 per ton in the first half and U.S.$375 per ton in the second half. During 1999, the average price of pulp recovered, reaching U.S.$520 per ton in the second half of 1999. This increase was due mainly to the recovery of Asian economies and a reduction of inventory levels.

      Changes in the international prices of pulp and paper do not significantly affect the prices of our consumer and packaging products, because we use a minimal amount of virgin pulp to make these products.

Impact of Acquisitions

      Our results of operations presented below are not fully comparable because of the impact of the following two significant acquisitions:

      o On June 2, 1997, we acquired a 67,000 metric ton-per-year tissue manufacturing plant in Ecatepec, Estado de Mexico, and the rights to two brand names of tissue paper and one brand name of notebooks from KCM. This acquisition resulted in an increase in our net sales and cost of sales, because of the associated increase in production and sales volume. It also impacted our gross margins favorably, because it permitted us to sell our products under the new brands at higher prices. Finally, it increased our selling and administrative expenses because of the work force required to operate the plant and sell the increased volume of products.

      o In October 1996, we acquired a 51% interest in Sancela, the third largest producer of feminine-care products in Mexico in terms of sales, a new product line for us. Sancela's operations accounted for 1.4% of our revenues in 1996, 7.0% of our revenues in 1997, 8.2% of our revenues in 1998 and 10.5% of our revenues in 1999.

Net Sales By Product

      The table below presents our sales to third parties by product in the years 1997, 1998 and 1999. Sales volume is stated in metric tons, except for sales volume of feminine-care products, adult-care products and multi-wall bags, which are expressed in millions of units.

                                    Year Ended December 31,

Millions of constant
December31, 1999 pesos            1997                1998               1999
                            ------------------------------------------------------
                            Pesos    Volume    Pesos    Volume     Pesos    Volume
                            ----     ------    -----    ------     -----    ------
Consumer Products:
Tissue products.........     1,163     89,608    1,687   115,915    1,777       116,106
Feminine-care
products................       386        573      490      786       640           978
Away-from-home products.        --         --       13      578(1)     69         3,786(2)
Adult-care products.....        --         --        4        1(3)     10             2
Notebooks...............        91      5,218      113    7,030       136         8,652
Other...................        32      1,822       36    2,125        30         2,241
                            -----               -----               -----
     Sub-Total.........      1,672               2,343              2,662

Packaging Products:
Multi-wall bags.........      933          430    864       444       899           465
Packaging paper.........      647      127,467    633   126,806       594       120,702
Recyclable paper .......       31       28,792     35    32,613        55        58,810
                            -----               -----               -----
     Sub-Total..........    1,611               1,532               1,548
                            -----               -----               -----

Printing and
  Writing Products:
Printing and
writing paper............   1,790    172,827    1,723   172,815     1,605       177,787
Specialty paper..........     327     17,551      324    17,698       308        18,702
Other products...........      89      7,690       88     6,613        90         9,773
                            -----               -----               -----
     Sub-Total...........   2,206               2,135               2,003
                            -----               -----               -----
  Total..................   5,489               6,010               6,213

------------------
(1)   Represents away-from-home products that we imported and sold.

(2) Represents away-from-home products that we produced between April 1999 and December 1999.

(3)   Represents adult-care products that we imported and sold.

Fiscal Year 1999 Compared with Fiscal Year 1998

Net Sales

      Net sales increased 3.4% from Ps.6,010 million in 1998 to Ps.6,213 million in 1999. This increase was due to a 13.6% increase in net sales of consumer products and a 1.0% increase in net sales of packaging products, which was partially offset by a 6.2% decrease in net sales of printing and writing products.

Consumer Products. Consumer products sales increased 13.6% from Ps.2,343 million in 1998 to Ps.2,662 million in 1999. This increase was caused by:

o a 5.3% increase in sales volume of our consumer products due to organic growth, particularly because:

      o we installed a 266 million unit-per-year feminine-care products line in April 1999,

      o     we installed a 10,000 metric ton-per-year notebook line in March
            1998, and

      o we sold away-from-home products during all of 1999 as compared to only seven months during 1998.

      o a 7.9% increase in the sales price in real terms of our consumer products, caused by:

      o a 5.2% increase in the sales price of our tissue products, which resulted from a shift towards more value-added products, and

      o a 24.4% increase in the sales volume of our feminine-care products, which have a higher average price than other consumer products.

      Packaging Products. Packaging products sales increased 1.0% from Ps.1,532 million in 1998 to Ps.1,548 million in 1999. This increase was due to a 9.8% increase in sales volume, which was partially offset by a 8.0% decrease in sales prices in real terms caused by our inability to raise our prices at a rate equal to the rate of inflation.

      Printing and Writing Products. Printing and writing products sales decreased 6.2% from Ps.2,135 million in 1998 to Ps.2,003 million in 1999. This decrease was caused by a 10.3% decrease in sales prices in real terms of our printing and writing products, which resulted from our inability to increase our prices at rates equal to inflation, because bond paper prices are generally tied to international pulp prices which fluctuate with the U.S. dollar. This decrease was partially offset by a 4.6% increase in sales volume of printing and writing paper.

Cost of Sales

      Cost of sales increased 1.9% from Ps.4,032 million in 1998 to Ps.4,107 million in 1999. This increase was largely caused by the increases in sales volume described above. Gross margin, as a percentage of net sales, increased from 32.9% in 1998 to 33.9% in 1999.

      Consumer Products. Cost of sales of consumer products increased 7.8% from Ps.1,416 million in 1998 to Ps.1,526 million in 1999. This increase was due to the increases in sales volume described above.

      Packaging Products. Cost of sales of packaging products increased slightly, from Ps.943 million in 1998 to Ps.951 million in 1999.

      Printing and Writing Products. Cost of sales of printing and writing products decreased 2.6% from Ps.1,673 million in 1998 to Ps.1,630 million in 1999. This decrease was due to a decrease in peso terms in the cost of our imported raw materials caused by the appreciation of the peso relative to the dollar.

Selling and Administrative Expenses

            Selling and administrative expenses increased 10.7% from Ps.1,161 million in 1998, or 19.3% of net sales, to Ps.1,285 million in 1999, or 20.7% of net sales. Of the Ps.124 million increase in selling and administrative expenses:

      o Ps.63 million was the result of significant increases in the advertising and promotion of our tissue and feminine-care products,

      o Ps.18 million was the result of an increase in freight costs associated with the transportation of a growing production volume, and

      o Ps.12 million was the result of the continued development of our distribution infrastructure to meet our growing sales volume.

Operating Income

      Operating income increased 0.5% from Ps.817 million in 1998 to Ps.821 million in 1999. Operating margin, which is operating income as a percentage of net sales, decreased from 13.6% in 1998 to 13.2% in 1999. Operating income and operating margin decreased as a result of the 10.7% increase in selling and administrative expenses.

Comprehensive Cost of Financing

      Comprehensive cost of financing changed from a cost of Ps.872 million in 1998 to a gain of Ps.208 million in 1999 for the reasons noted below.

      Net Interest Expense. Interest income decreased 60.0% from Ps.45 million in 1998 to Ps.18 million in 1999. Interest expense decreased 7.8% from Ps.578 million in 1998 to Ps.533 million in 1999. On a net basis, interest expense decreased by Ps.18 million, or 3.4%, in 1999 as compared to 1998 because of the effect of a 4.0% appreciation of the peso relative to the U.S. dollar in 1999 on our net U.S. dollar-denominated indebtedness.

      Exchange Gain (Loss). Exchange losses changed from a loss of Ps.1,131 million in 1998 to a gain of Ps.212 million in 1999 because of the effect on our net dollar-denominated indebtedness of the 22.7% peso devaluation relative to the U.S. dollar during 1998 as compared with the 4.0% peso appreciation during 1999. The amount of our U.S. dollar-denominated indebtedness remained nearly constant in 1998 as compared with 1999.

      Result from Monetary Position. Gains in monetary position decreased 35.5% from Ps.792 million 1998 to Ps.511 million in 1999, because of the effect on our net peso denominated indebtedness of the 18.6% inflation rate during 1998 as compared with the 12.3% inflation rate during 1999 and a decrease in our total liabilities from Ps.6,552 at December 31, 1998 to Ps.5,896 at December 31, 1999.

Other Income (Loss)

      Other income decreased from a gain of Ps.15 million in 1998 to a loss of Ps.20 million in 1999. In 1998, the government granted us a one-time Ps.33 million tax credit with respect to consolidated subsidiaries in which we increased our equity interest following our merger with COINSA. In 1999, we did not receive a similar tax credit.

Income and Asset Taxes and Employee Profit Sharing

      From January 1, 1994 to December 31, 1998, the nominal corporate income tax rate in Mexico was 34% of a company's taxable profits. This rate increased to 35% for fiscal year 1999 and thereafter. If the income tax payable in a fiscal year amounts to less than 1.8% of the average value of a company's assets, then the company would pay a minimum alternate asset tax in an amount equal to such percentage of assets.

      In addition, aside from wages and fringe benefits, Mexican companies are required by law to provide their workers with a share of profits equal to 10% of their taxable profit, calculated before adjustments for inflation or amortization of tax losses of previous years.

      Income and asset taxes and employee profit sharing increased from Ps.30 million in 1998 to Ps.393 million in 1999. Income and asset taxes increased from Ps.26 million in 1998 to Ps.388 million in 1999. This increase was caused by an increase in taxable income resulting from the change in comprehensive cost of financing described above. However, much of this increase was offset by the application of prior years' tax loss carry-forwards, which are recorded as extraordinary items.

Extraordinary Items

      All of our extraordinary items relate to tax loss carry-forwards. Under Mexican tax law, tax loss carry-forwards permit us to apply net losses from prior years to reduce our taxable income in the current year. We are permitted to utilize tax loss carry-forwards of our consolidated subsidiaries only in proportion to our equity interest in the respective subsidiary.

      In 1999, we recorded an extraordinary item of Ps.298 million related to the application of tax loss carry-forwards from prior years. After that application, we had tax loss carry-forwards of Ps.920 million which arose from devaluations of the peso in 1994 and 1998 and tax loss carry-forwards held by Pondercel when we acquired it. We did not record any extraordinary item in 1998 because we did not have taxable income in that period.

Net Income (Loss)

      Net income increased from a loss of Ps.98 million in 1998 to an income of Ps.865 million in 1999.

Fiscal Year 1998 Compared with Fiscal Year 1997

Net Sales

      Net sales increased 9.5% from Ps.5,489 million in 1997 to Ps.6,010 million in 1998. This increase was due to a 40.1% increase in net sales of consumer products, which was offset in part by a 4.9% decrease in net sales of packaging products and a 3.2% decrease in net sales of printing and writing products.

      Consumer Products. Consumer products sales increased by 40.1% from Ps.1,672 million in 1997 to Ps.2,343 million in 1998. This increase in sales was due to:

      o     a 30.4% increase in sales volume of our consumer products, caused by:

            o a 29.4% increase in sales volume of tissue paper due to our acquisition of the 67,000 metric ton-per-year manufacturing plant in Ecatepec, Estado de Mexico, which we operated for approximately six months in 1997 and for the full year in 1998, and

            o a 37.1% increase in sales volume of feminine-care products due to the installation in May 1998 of a plant with a capacity of 220 million units-per-year,

      o a 7.5% increase in sales prices in real terms of our consumer products, due to a 12.2% increase in tissue products sales prices in real terms caused by a shift toward more value-added products, and

      o an aggressive marketing effort focused on advertising and brand name awareness.

      Packaging Products.

      Packaging products sales decreased 4.9% from Ps.1,611 million in 1997 to Ps.1,532 million in 1998, which resulted from a 7.1% decrease in sales prices in real terms, partially offset by a 2.4% increase in sales volume. This decrease in packaging products sales was caused by two factors. First, there was less demand in 1998 for premium bags, and thus we sold more lower-priced bags. Second, we were unable to increase our bag prices at the rate of inflation in 1998.

      Printing and Writing Products. Printing and writing products sales decreased 3.2% from Ps.2,206 million in 1997 to Ps.2,135 million in 1998, which resulted from a 2.8% decrease in sales prices in real terms and a 0.5% decrease in sales volume. This decrease in printing and writing products sales was due to our inability to increase our bond paper prices at the rate of inflation in 1998, because bond paper prices are generally tied to international pulp prices, which fluctuate with the U.S. dollar.

Cost of Sales

      Cost of sales increased 9.0% from Ps.3,700 million in 1997 to Ps.4,032 million in 1998, in line with the overall increase in sales. Gross profit increased 10.6% from Ps.1,789 million in 1997 to Ps.1,978 million in 1998. Gross margin, as a percentage of net sales, increased from 32.6% in 1997 to 32.9% in 1998. This increase was due to a shift in our product mix towards consumer products, which have a relatively higher added value than our other products.

      Consumer Products. Cost of sales of consumer products increased 33.3% from Ps.1,062 million in 1997 to Ps.1,416 million in 1998. This increase was due to the 30.4% increase in sales volume mentioned above.

      Packaging Products. Cost of sales of packaging products decreased 5.9% from Ps.1,002 million in 1997 to Ps.943 million in 1998. This decrease was due to a decrease in raw material costs, which was partially offset by a 2.4% increase in sales volume.

      Printing and Writing Products. Cost of sales of printing and writing products increased 2.3% from Ps.1,636 million in 1997 to Ps.1,673 million in 1998. This increase resulted from the domestic cost of our raw materials increasing at a higher rate than the rate of inflation.

Selling and Administrative Expenses

      Selling and administrative expenses increased 19.3% from Ps.973 million in 1997, or 17.7% of net sales, to Ps.1,161 million in 1998, or 19.3% of net sales. Of the Ps.188 million increase in selling and administrative expenses:

      o Ps.53 million was the result of an increase in freight costs associated with the transportation of a growing production volume,

      o Ps.45 million was the result of significant increases in the advertising and promotion of our tissue and feminine-care products,

      o Ps.26 million was associated with a larger sales force and the opening of new distribution centers, and

      o Ps.21 million was the result of operating expenses incurred with respect to our tissue paper manufacturing plant in Ecatepec, Estado de Mexico, which we operated during only the last six months of 1997 and all of 1998.

Operating Income (Loss)

      Operating income increased 0.1% from Ps.816 million in 1997 to Ps.817 million in 1998. Operating margin, which consists of operating income as a percentage of net sales, decreased from 14.9% in 1997 to 13.6% in 1998 because of the significant increase in selling and administrative expenses described above.

Comprehensive Cost of Financing

      Comprehensive cost of financing increased 317.2% from Ps.209 million in 1997 to Ps.872 million in 1998 for the reasons noted below.

      Net Interest Expense. Interest income increased 28.6% from Ps.35 million in 1997 to Ps.45 million in 1998. Interest expense decreased 11.8% from Ps.655 million in 1997 to Ps.578 million in 1998. On a net basis, interest expense decreased by Ps.87 million, or 14.0%, in 1998 as compared to 1997. This decrease in net interest expense resulted from lower interest rates charged by the creditors of our Ps.5,602 million indebtedness, following its restructuring and conversion to U.S. dollar-denominated indebtedness.

      Exchange Loss. Exchange losses increased by 690.9% from Ps.143 million in 1997 to Ps.1,131 million in 1998. Of this Ps.988 million increase in exchange losses:

      o Ps.934 million was the result of the effect on our net U.S. dollar-denominated indebtedness of the 22.7% devaluation of the peso against the U.S. dollar during 1998 as compared to a 2.5% devaluation during 1997, and

      o Ps.54 million was the result of a U.S.$24 million increase in our U.S. dollar-denominated indebtedness in 1998 resulting from investments in fixed assets and working capital needs.

      Result from Monetary Position. Gains in monetary position increased 43.0% from Ps.554 million in 1997 to Ps.792 million in 1998. This increase was caused by an increase in the inflation rate from 15.7% in 1997 to 18.6% in 1998 and an increase in our total liabilities from Ps.6,261 in 1997 to Ps.6,552 in 1998.

Other Income (Loss)

      Other income decreased from a gain of Ps.57 million in 1997 to a gain of Ps.15 million in 1998 because:

      o in 1997, we received insurance proceeds in the amount of Ps.18 million following the occurrence of a fire in our tissue plant in San Nicolas de los Garza, Nuevo Leon,

      o in 1998, we incurred a Ps.13 million loss as a result of the interruption in production activities at our pulp plant in Anahuac, Chihuahua, and

      o we recorded expenses related to the amortization of goodwill following the acquisition of our tissue-paper manufacturing plant in Ecapetec, Estado de Mexico for only the last six moths of 1997 and all of 1998.

Income and Asset Taxes and Employee Profit Sharing

      Income and asset taxes and employee profit sharing decreased 86.3% from Ps.219 million in 1997 to Ps.30 million in 1998. Income and asset taxes decreased from Ps.199 million in 1997 to Ps.26 million in 1998. This decrease was caused by the change in taxable income resulting from the exchange loss incurred in 1998.

      Our effective tax rate in 1998 was 34%. Although we incurred a net loss of Ps.98 million in 1998, we paid taxes in the amount of Ps.26 million.

      Our effective tax rate in 1997, without giving effect to tax benefits resulting from prior years' tax loss carry-forwards, which we record as extraordinary items, was 30.0%. After giving effect to extraordinary items, our 1997 effective tax rate was 2.2%.

Extraordinary Items

      All of our extraordinary items relate to tax loss carry-forwards. We did not record any extraordinary item in 1998 because we did not have taxable income in that period. In 1997, we recorded an extraordinary gain of Ps.185 million because we applied tax loss carry-forwards from prior periods to our taxable income in 1997.

Net Income (Loss)

      Net income changed from an income of Ps.460 million in 1997 to a loss of Ps.98 million in 1998.

Liquidity and Capital Resources

Liquidity

      General. Historically, we have funded our cash requirements from cash flow from our subsidiaries' operations and short-term and long-term borrowings. Our operations are conducted through our subsidiaries. As a holding company, we have no independent operations and, therefore, are dependent on the cash flow of our subsidiaries to meet our obligations.

      Total debt at December 31, 1999 was Ps.4,780 million, a decrease of Ps.822 million, or 14.7%, compared to the level at December 31, 1998. Of our total debt at December 31, 1999, Ps.2,308 million was short-term debt and Ps.2,472 million was long-term debt. All of our debt outstanding at December 31, 1999 was U.S. dollar-denominated. The aggregate amount of our short-term credit lines at December 31, 1999 was U.S.$185.6 million, of which U.S.$ 71.8 million was available principally for trade financing and working capital purposes.

      The Senior Notes. In April 1997, we issued U.S.$200 million 11.375% senior notes due 2004 pursuant to an indenture dated as of April 25, 1997 among us, IBJ Schroder Bank and Trust Company and Citibank, N.A. We used the net proceeds of this issuance to repay short- and long-term debt owed by us and by our subsidiaries. We have since repurchased some of our senior notes in the secondary market, and approximately U.S.$180.3 million of these senior notes remain outstanding.

      Under the indenture, we are subject to covenants of the type normally included in a high-yield debt transaction, including limitations on:

      o our ability to incur debt unless we satisfy a 2.5 to 1.0 EBITDA/interest ratio, subject to certain exceptions,

      o     our ability to make investments, loans or advances,

      o our ability to pay dividends or redeem or retire capital stock unless:

            --    we are not, at that time, in default under the Senior Notes,

            -- we would be permitted, at that time, to incur at least U.S.$1 of debt under the Senior Notes, and

            -- the amount of such payment, plus all similar payments, does not exceed 50% of our consolidated cumulative net income since April 1997, plus the net proceeds of our issuances of capital stock since April 1997, plus cash returns on investments permitted under the Senior Notes, plus U.S.$15 million, and

      o     our ability to create liens on our assets.

      The Syndicated Credit Facility. In March 2000, we entered into a U.S.$130 million credit facility with certain banks and Citibank, N.A., as administrative agent, which we refer to as the Syndicated Credit Facility. We borrowed U.S.$130 million under this facility and used the proceeds to refinance a U.S.$125 million credit facility with a syndicate of banks including Banco Santander and a U.S.$5 million short-term loan. The Syndicated Credit Facility bears interest at LIBOR plus a rate between 3.0% and 4.5%, determined based on our debt to EBITDA ratio. The Syndicated Credit Facility is to be amortized in 13 equal and consecutive quarterly payments beginning in March 2001 and matures in March 2004.

      Under the Syndicated Credit Facility, we are subject to covenants, including limitations on:

      o consolidations, mergers, sales of assets and incurrence of liens, and

      o     total debt/EBITDA maintenance ratio, which may be no greater than
            4.5 in the first year, 4.0 in the second year, 3.75 in the third year and 3.5 in fourth year,

      o total debt/EBITDA debt-incurrence ratio, which may be no greater than 4.25 in the first year, 3.75 in the second year, 3.5 in the third year and 3.25 in fourth year,

      o EBITDA/net interest expense ratio, which must be not less than 2.25 in the first year, 2.5 in the second year, 2.75 in the third year and 3.0 in the fourth year,

      o EBITDA/total fixed charges ratio, which must be not less than 1.1 to 1, and

      o total net worth, which must be not less than 80% of our total net worth as of December 31, 1998, in constant pesos.

      Banamex Facility I and II. In September 1997, we entered into a U.S.$50 million credit facility, which we refer to as Banamex Facility I, with Banco Nacional de Mexico, S.A., which is known as Banamex. In August, 1997, we entered into a U.S.$20 million credit facility with Banamex, which we refer to as Banamex Facility II. We borrowed U.S.$50 million under Banamex Facility I and U.S.$20 million under Banamex Facility II, all of which we used to repay our short-term debt. Banamex Facility I bears interest at 9% and matures on September 29, 2002 and Banamex Facility II bears interest at LIBOR plus 1.73% and matures on August 5, 2001. Under each of these facilities, we are subject to covenants, including limitations on:

      o current ratio, which must be greater than or equal to 1.10 during the term of the loans,

      o debt/EBITDA ratio, which must be less than 5.0 for 1999 through 2002,

      o EBITDA/financial expense ratio, which must be greater than or equal to 2.00 through 2002, o payments of dividends by Copamex or by Papelera de Chihuahua, S.A. de C.V., Pondercel, S.A. de C.V., Papeles Higienicos de Mexico, S.A. de C.V. or Industrial Papelera Mexicana, S.A. de C.V. to Copamex, which are permitted only if there are no defaults,

      o debt coverage ratio, which must be equal or greater to 1.20 during 2000 and 1.0 during 2001 and 2002,

      o total equity, which must be, at minimum, equal to U.S.$363 million plus 25% of consolidated net profits when positive, and

      o     substantial changes to our shareholders or management.

      Other Indebtedness. Copamex and/or our subsidiaries are parties to four other credit facilities, loan agreements or financing leases with restrictive covenants and, under those agreements, have borrowed an aggregate amount of approximately U.S.$7.2 million. These loans bear interest at rates between LIBOR plus 1.75% and LIBOR plus 2.875% and a fixed rate of 8.5% and mature on dates from 2000 to 2002. Under those agreements, we are subject to covenants, including limitations on:

      o     debt coverage ratio, which must be greater than 1.0,

      o current ratio, which must be greater than an amount ranging from 1.0 to 1.05,

      o payments of dividends by Industrial Papelera Mexicana, S.A. de C.V. or Papeles Higienicos de Mexico, S.A. de C.V. to Copamex, which are only permitted when there are no defaults under the relevant loan agreements and the payment of dividends would not cause a default,

      o payments of dividends by Sacos y Envases Industriales, S.A. de C.V. to Copamex, which are only permitted when there are no defaults under financial covenants in the relevant loan agreement and the payment of dividends would not cause a default under those financial covenants,

      o payments of dividends by Copamex, which are only permitted when there are no defaults by Copamex or Industrial Papelera Mexicana, S.A. de C.V. under the relevant loan agreement,

      o     EBITDA/financial expense ratio, which must be greater than 2.0,

      o debt/EBITDA ratio, which must be less than 5.0, o total equity, which must be, at minimum, equal to U.S.$363 million plus 25% of consolidated net profits when positive, and

      o substantial changes to our shareholders or management or a change of the majority shareholder group.

      The following table presents our amortization requirements with respect to our total indebtedness at December 31, 1999.

   Year                                      Millions of U.S. dollars
   ----                                      ------------------------
   2000................................                243.0
   2001................................                 25.6
   2002................................                 52.2
   2003................................                  1.1
   2004 and thereafter.................                181.3

Past Defaults under Bank Agreements

      We were party to a U.S.$125 million credit facility with a syndicate of banks led by Banco Santander that had a maturity date in July 2000. In July 1999, when that facility was due in less than one year, we were required to classify that facility as short-term debt for accounting purposes. That classification caused Copamex and some subsidiaries to be in default under current ratio and debt coverage ratio covenants under a credit agreement with Bancomer and three credit agreements with Banamex. U.S.$74.3 million outstanding principal amount of loans were in default because of this classification. We asked Bancomer and Banamex to waive these covenants until January 2, 2001, and, in December 1999, Bancomer and Banamex granted those waivers. When we refinanced the Banco Santander facility with the Syndicated Credit Facility in March 2000, those defaults were cured. Neither Bancomer nor Banamex exercised any remedies against Copamex or our subsidiaries because of these defaults.

      Unrelated to the defaults mentioned above, in December 1997, our subsidiary Sacos y Envases Industriales, S.A. de C.V., which we call SEISA, was in default of covenants in a credit agreement with Bancomer that required Copamex and our subsidiaries taken together to have a leverage ratio of less than 0.8 at the end of that fiscal year. At that time, our combined leverage ratio was 1.05. In March 1998, Bancomer granted SEISA a waiver of compliance with that leverage covenant for 1997, which cured the default. At the end of fiscal year 1998, our combined leverage ratio was still greater than 1.0. We did not receive a waiver of non-compliance for 1998. In November 1999, our combined leverage ratio was still greater than 1.0. We asked Bancomer to waive that covenant until January 2, 2001 and, in December 1999, Bancomer granted that waiver. Bancomer did not exercise any remedies against Copamex or our subsidiaries because of this default. The outstanding amount of the defaulted loan only represented U.S.$1.9 million, or 0.4% of our total bank debt outstanding at December 31, 1999.

If we continue to default under our bank agreements, our lenders have the right to declare our loans to be immediately due and payable and/or to impose a higher rate of interest on our loans. We do not expect to continue to default on our bank agreements. However, we cannot assure you that we will not default under our bank agreements.

Capital Expenditures

      The following table sets forth our capital expenditures for expansion of production and investments in preventive maintenance.

In millions of U.S. dollars     1995     1996     1997      1998     1999
                               ------   -------  ------    ------   ------
Capital expenditures.....       40.6     25.9     37.9      32.4      33.3
Preventive maintenance          16.8     19.5     21.2      18.3      20.7
                               -----    -----    -----     -----     -----
 Total...................       57.4     45.4     59.1      50.7      54.0
                               ===========================================

      The degree and timing of our capital expenditures will remain strongly dependent on economic developments in Mexico, including inflation and exchange rates, the stability of international financial markets and the availability of suitable financing.

      At December 31, 1999, we had U.S.$71.8 million of short term credit lines available, principally for trade financing and working capital purposes. We expect to be able to fund our capital expenditures and meet our obligations from funds from operations, bank lines of credit and other financing facilities.

Dividends

      Copamex paid dividends of Ps.206.4 million or U.S.$19.2 million, in 1997 and Ps.78.2 million or U.S.$7.0 million in 1998. Copamex paid dividends of Ps.163.4 million or U.S.$17.2 million in 1999.

      In recent years, following requests from minority shareholders, COINSA made large dividend payments to its shareholders. Until 1996, all shareholders other than the minority shareholders requesting dividends returned their respective dividend payments to COINSA in the form of capital contributions. As a result, the equity interest in COINSA of the minority shareholders requesting dividends has been gradually diluted in relation to the other shareholders. In 1998 and 1999, the shareholders of Copamex received dividend payments but did not make any capital contributions.

      We currently plan to make dividend payments if our earnings permit, after taking into consideration our capital requirements, future prospects and other factors deemed relevant by our shareholders. Our ability to pay dividends is also subject to the limitations on dividend payments imposed by Mexican law and our existing debt obligations and credit agreements.

Reconciliation to U.S. GAAP

      The following table sets forth a comparison of our net income, stockholders' equity and working capital, measured as current assets minus current liabilities, in accordance with Mexican GAAP and U.S. GAAP:

                                            At or for the Year Ended
                                                  December 31,
                                      -------------------------------------
Millions of constant December 31,
1999 pesos                                1997         1998        1999
                                          ----         ----        ----
Income (loss) before minority
interest in accordance with:
    Mexican GAAP.....................  Ps.   630    Ps.   (70)    Ps. 914
 Net Income in accordance with:
    U.S. GAAP........................        191          227         496
Stockholders' equity in accordance
with:
    Mexican GAAP ....................  Ps. 5,413    Ps. 4,942   Ps. 5,529
    U.S. GAAP........................      2,067        3,139       3,387
Working capital in accordance with:
    Mexican GAAP ....................  Ps.   834    Ps.   353   Ps.  (737)
    U.S. GAAP........................     (1,623)         (66)     (1,169)

      The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are the treatment of inflation adjustments, capitalized interest, minority interest, amortization of negative goodwill and inventory valuations. See the relevant descriptions below and see also Note 16 to the audited consolidated financial statements. The Mexican and U.S. GAAP treatments of deferred income taxes differed until the end of fiscal year 1999. See "Item 8-Selected Financial Data."

Inflation Adjustments

      The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP, Bulletin B-10, because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy. As such, Bulletin 10 considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Capitalized Interest

      Under Mexican GAAP, the comprehensive cost of financing on assets in construction is capitalized. Under U.S. GAAP, interest must be considered an additional cost of constructed assets to be capitalized in property, plant and equipment and depreciated over the lives of the related assets.

Deferred Income Taxes

      Until December 31, 1999, Mexican GAAP required that income taxes be provided for identifiable, non-recurring timing differences at rates in effect at the time such differences originated. Benefits from loss carry-forwards are not allowed to be recognized before the period in which the carry-forward is utilized. See "Item 8-Selected Financial Data" for a description of the new treatment relating to deferred income taxes which became effective in January 2000.

      Under U.S. GAAP, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" requires an asset and liability method of accounting for income taxes whereby deferred taxes are recognized for the tax consequences of all temporary differences between the financial statement carrying amounts and the related tax bases of assets and liabilities. The effect on deferred taxes of a change in tax rate is recognized in income in the period in which the change is enacted.

      SFAS 109 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is more likely than not that some portion of all of the deferred tax assets will not be realized.

Minority Interest

      Under Mexican GAAP, minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section in the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders' equity.

Amortization of Negative Goodwill

      Under Mexican GAAP, negative goodwill is classified as a deferred credit and amortized over a period of no more than five years. Under U.S. GAAP, negative goodwill is amortized over the weighted average life of the acquired fixed assets.

Inventory Valuations

      Under Mexican GAAP, a direct costing system is used, which considers only the variable costs of production, to value inventory. Under U.S. GAAP, inventory valuation must include all production costs, fixed and variable.

ITEM 9-A Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

      Our earnings are affected by changes in interest rates, because we are exposed to interest rate risk on our existing floating rate debt and any new floating rate debt that we incur. Our principal indebtedness at December 31, 1999 and the interest payable thereon included the following:

      o our short-term debt, primarily in the form of lines of credit, amounted to U.S.$113.8 million and bears interest at a weighted-average variable rate of 9.64%.

      o our long-term debt amounted to U.S.$389.4 million and bears interest at the following rates:

            --    for a U.S.$130.8 million portion, three-month LIBOR plus 2.0%,

            --    for a U.S.$50.0 million portion, 9.0%,

            --    for a U.S.$20.0 million portion, six-month LIBOR plus 1.73%,

      -- for a U.S.$8.3 million portion, rates ranging from 6.81% to 9.37%, and

      -- for our U.S.$200.0 million senior notes, of which U.S.$180.3 million remain outstanding on the date of this annual report, 11.375%.

            We have not entered into derivative financial contracts. The following table summarizes the carrying values and fair values of our debt obligations as of December 31, 1999.

      In millions of U.S. dollars    Total      Fair Value
                                    -------    ------------
      Short-term debt..........      243.0          243.0
      Long-term debt...........       79.9           79.9
      11.375% senior notes.....      180.3          167.7

Foreign Exchange Rate Risk

      Our debt obligations are denominated in U.S. dollars while we generate revenues in pesos. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. We currently do not plan to enter into hedging transactions with respect to these foreign currency risks, but we continue to consider the appropriateness of this option. Mexico maintains a floating exchange rate regime and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our liquidity and on our ability to meet our debt obligations. At December 31, 1999, a hypothetical 10% devaluation of the peso relative to the U.S. dollar would give us a Ps.478.0 million, U.S.$45.7 million, exchange loss over a one-year period.

ITEM 10. Directors and Officers of Registrant

      The following table sets forth name, age, position and term of service of each director of our company at December 31, 1999. The members of the board of directors are not appointed for a specific term. Directors serve subject to the discretion of the shareholders.

                                                                Current
                                                               Position
Name                            Age          Position         Held Since
------------------------------  ---    ---------------------  ----------
Juan Bosco Maldonado Quiroga     43    Chairman of the Board    1994
Alejandro M. Ferrigno
Maldonado                        35    Director                 1991
Gonzalo Luis Lozano Garcia       64    Director                 1978
Eloy Santiago Vallina Laguera    62    Director                 1995
Roberto Maldonado Gonzalez       41    Director                 1992
Ricardo Maldonado Gonzalez       46    Director                 1992
Carlos Luis Diaz Saenz           39    Director                 1999

Eduardo L. Gallegos Rodriguez    57    Alternate Director       1995

Executive Officers

      The following table sets forth the name, age, position and term of service of each executive officer of our company at December 31, 1999. Executive officers are not appointed for a specific term. They serve subject to the discretion of Copamex.

                                                                      Current
                                                                   Position Held
Name                               Age           Position              Since
Juan Bosco Maldonado Quiroga        43    Executive President               1992
Alejandro M. Ferrigno Maldonado     35    Chief Executive Officer           1996
Gonzalo Luis Lozano Garcia          64    Executive Vice President          1997
Sergio F. de la Garza y de Silva    43    Chief Corporate Officer           1992
Jorge Alvarez-Tostado Pozas         42    Chief Financial Officer           1999
Armando Fernandez Murguia           54    Chief Governmental
                                          Relationships Officer             1996
Oscar Vazquez Rojas                 60    Director for Consumer
                                          Products Division                 1999
Oscar Castillo Hinojosa             53    Director for Printing and
                                          Writing Paper Products Division   1999
Norberto Valverde Armendariz        64    Technical Advisor for Forest
                                          and Pulp Products Operations      1999
Juan Rangel Aguilar                 42    Director for for Packaging
                                          Division                          1999
Juan Gilberto Flores
Villarreal                          34    Director for Central
                                          America Division                  1999
Ulf Kjaer Nilsson                   46    Manager for Printing and Writing
                                          Paper Products Sales              1998
Jesus Armando Olvera
Fonseca                             42    Manager for Consumer Products
                                          Sales                             1996
Carlos Luis Diaz Saenz              39    General Counsel                   1999
Francisco Javier Fuentes Garcia     48    Director of Human Resources       1997
Rogelio Martinez Cardona            49    Sub-Director of Internal Control
                                          and Audit                         1996
Rodolfo Gutierrez Pena              41    Sub-Director of Financial
                                          and Tax Information               1991
Armando Vazquez Castillo            49    Director of Packaging
                                          Project Development               1999
Carlos Grave Moosbrugger            48    Director of Purchasing and
                                          Logistics                         1999
Pedro Gallardo Arellano             47    Director of Information           1997
Jesus Gonzalez Juarez               43    Sub-Director of Treasury          1997
Family Relationships

      Juan Bosco Maldonado Quiroga is the uncle of Alejandro Martin Ferrigno Maldonado. Roberto Maldonado Gonzalez and Ricardo Maldonado Gonzalez are brothers and also cousins of Juan Bosco Maldonado Quiroga.

Statutory Auditor

      Under our corporate charter and in accordance with Mexican law, our shareholders must elect at the annual meeting at least one statutory auditor, or comisario, and may elect a corresponding alternate statutory auditor. The primary role of a statutory auditor is to supervise all of our activities and report to our shareholders at the annual ordinary general meeting of shareholders regarding the accuracy, sufficiency and completeness of the financial information presented to the shareholders by the Board of Directors. Currently, the statutory auditor is Hector Isao Hongo Tsuji, a partner at the firm of Mancera, S.C., our independent auditors.

ITEM 11. Compensation of Directors and Officers

      The aggregate amount of compensation paid by the Company during the year ended December 31, 1999 to all directors and executive officers as a group was Ps.42.8 million.

ITEM 12. Options to Purchase Securities from Registrant or Subsidiaries

      Not applicable.

ITEM 13. Interest of Management in Certain Transactions

      Copamex, through its subsidiary Corporativo Copamex, S.A. de C.V., provides corporate and administrative services to its affiliates on a fair market value basis. For 1999, Corporativo Copamex, S.A. de C.V. generated Ps.7.0 million in revenues from such services.

      In August 1999, Copamex made a loan to Dinamica Industrial Empresarial, S.A. de C.V., which owns 41% of the series A shares. At December 31, 1999, the outstanding amount of this loan was Ps.0.7 million. This loan bears interest at a variable rate that was 20.8% at December 31, 1999, and the interest is payable monthly.

      In August 1999, Copamex also made a loan to Consorcio de Bienes Raices del Norte, S.A. de C.V., which owns 2.4% of the series A Shares. At December 31, 1999, the outstanding amount of this loan was Ps.0.6 million. This loan bears interest at a variable rate that was 20.8% at December 31, 1999, and the interest is payable monthly. The principal amount of this loan is due on June 30, 2000. Part II

ITEM 14. Description of Securities to be Registered

      Not applicable.

                                    Part III

ITEM 15. Default Upon Senior Securities

      See "Item 9-Management's Discussion and Analysis of Financial Condition and Results of Operation-Liquidity and Capital Resources-Past Defaults under Bank Agreements."

ITEM 16. Changes in Securities and Changes in Security for Registered Securities

      Not applicable.

                                    Part IV

ITEM 17. Financial Statements

      We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. Financial Statements

      See Item 19(a) for a list of financial statements filed under Item 18.

ITEM 19. Financial Statements And Exhibits

                                                                         Page
      (a)   List of Financial Statements for Copamex, S.A. de C.V.

      Report of Independent Accountants .................................   F-1
      Consolidated Balance Sheets-- December 31, 1999 and 1998 ..........   F-3
      Consolidated Statements of Income--Fiscal Years Ended December 31,
         1999, 1998  and 1997 ...........................................   F-4
      Consolidated Statements of Changes in Stockholders' Equity-Fiscal
         Years Ended  December 31, 1999, 1998 and 1997 ..................   F-5
      Consolidated Statements of Changes in Financial Position-Fiscal
         Years Ended December 31, 1999, 1998 and 1997 ...................   F-6
      Notes to Consolidated Financial Statements ........................   F-7

      Financial Statement Schedules

      Report of Independent Accountants on Copamex, S.A. de C.V.'s
         Financial Statement Schedules ..................................   S-1
      Schedule IX--Valuation and Qualifying Accounts and Reserves for
         Copamex, S.A. de C.V ...........................................   S-2

(b) List of Exhibits

      Credit Agreement dated as of March 13, 2000, among Copamex, the lenders party thereto and Citibank, N.A., as administrative agent.

                                  SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   COPAMEX, S.A. de C.V.

                                   By: /s/ Jorge Alvarez Tostado
                                      ------------------------------------------
                                      Jorge Alvarez Tostado
                                      Chief Financial Officer

Date: June 30, 2000

                              COPAMEX, S.A. DE C.V.
                                AND SUBSIDIARIES

                          CONSOLIDATED FINANCIAL SHEETS

                        AS OF DECEMBER 31, 1999, 1998 AND 1997

                       WITH INDEPENDENT AUDITOR'S REPORT

                     COPAMEX, S.A. DE C.V. AND SUBSIDIARIES

                          CONSOLIDATED FINANCIAL SHEETS

                        As of December 31, 1999, 1998 and 1997


                                    Contents:

Independent auditor's report
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Changes in Stockholders' Equity
Consolidated Statements of Changes in Financial Position
Notes to Consolidated Financial Statements

                     [Letterhead of Mancera Ernst & Young]

                       INDEPENDENT AUDITOR'S REVIEW REPORT

To the Stockholders of Copamex, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Copamex, S.A. de C.V. and Subsidiaries, as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsability is to express an opinion on these financial statements based on our audits. We did not audit the 1997 financial statements of certain subsidiaries, which statements reflect total assets and revenues constituting 4% and 12% respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for these subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico, which are substantially the same as those followed in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copamex, S.A. de C.V. and Subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations, and changes in their consolidated financial position for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in Mexico which differ in certain respects from those followed in the United States (see Note 16 to the consolidated financial statements).


                                                            /s/ Mancera, S.C.

                                                              MANCERA, S.C.
                                                         Member of Ernst & Young
                                                              International

Garza Garcia, N.L.
February 18, 2000

                     COPAMEX, S.A. DE C.V. AND SUBSIDIARIES
                           Consolidated Balance Sheets

                        As of December 31, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 1999)

Assets                                                1999               1998
                                                 -------------     -------------

Current assets:

Cash and cash equivalents                        Ps.    38,748     Ps.   164,240

Trade receivables                                    1,378,382         1,218,372
Related parties - Note 7                                 1,356                --
Other accounts receivable
 - Note 10                                             110,287           160,452
Inventories - Note 2                                 1,041,434           940,923
Prepaid expenses                                        52,870            62,830
                                                 -------------     -------------

  Total current assets                               2,623,077         2,546,817
                                                 -------------     -------------

Investment in shares and
 other assets                                            2,704             5,151

Property, plant and
 equipment, net - Note 3                             8,258,822         8,373,503

Excess of cost of shares of
 subsidiaries over book value                           33,583            40,719

Intangible assets - Note 4                             506,996           527,676
                                                 -------------     -------------

Total assets                                     Ps.11,425,182     Ps.11,493,866
                                                 =============     =============

Liabilities and stockholders' equity                  1999             1998
                                                 -------------     -------------

Current liabilities:

Bank loans - Note 5                               Ps.1,080,542      Ps.1,224,032

Current portion of long-term
 debt                                                1,227,827            72,066
Suppliers                                              683,266           614,988
Other accounts payable - Note 10                       306,262           272,563
Income tax, asset tax and employee
 profit sharing                                         62,068             9,957
                                                 -------------     -------------

Total current liabilities                            3,359,965         2,193,606
                                                 -------------     -------------

Long-term liabilities:

Long-term debt, less current
 portion - Note 5                                    2,471,653         4,305,782
Labor obligations - Note 8                              64,275            52,634
                                                 -------------     -------------

Total long-term liabilities                          2,535,928         4,358,416
                                                 -------------     -------------

Total liabilities                                    5,895,893         6,552,022
                                                 -------------     -------------

Stockholders' equity - Note 9:
Capital stock                                        4,236,983         4,236,983
Retained earnings                                    1,261,819           560,422
(Deficit) excess from restatement of
 stockholders' equity                                 (128,520)           14,527
                                                 -------------     -------------
Majority interest                                    5,370,282         4,811,932
Minority interest                                      159,007           129,912
                                                 -------------     -------------

Total stockholders' equity                           5,529,289         4,941,844
                                                 -------------     -------------

Total liabilities and stockholders'
 equity                                          Ps.11,425,182     Ps.11,493,866
                                                 =============     =============

                 The accompanying notes are an integral part of
                    these Consolidated Financial Statements.

                     COPAMEX, S.A. DE C.V. AND SUBSIDIARIES

                 Consolidated Statements of Income for the years
                     ended December 31, 1999, 1998 and 1997

          (Thousands of constant Mexican pesos as of December 31, 1999)

                                                         1999             1998              1997
                                                      ------------     ------------     ------------
Net sales                                             Ps.6,213,192     Ps.6,009,802     Ps.5,488,695
Cost of sales                                           (4,106,730)      (4,032,278)      (3,700,095)
                                                      ------------     ------------     ------------

Gross profit                                             2,106,462        1,977,524        1,788,600

Selling and administrative expenses                     (1,285,268)      (1,161,101)        (973,319)
                                                      ------------     ------------     ------------

Operating income                                           821,194          816,423          815,281
                                                      ------------     ------------     ------------

Comprehensive income from (cost of) financing:
  Interest income                                           18,154           45,274           34,800
  Interest expense                                        (533,714)        (578,350)        (654,456)
  Exchange gain (loss), net - Note 10                      211,976       (1,130,888)        (143,479)
  Result from monetary position                            511,163          791,803          554,444
                                                      ------------     ------------     ------------

                                                           207,579         (872,161)        (208,691)
                                                      ------------     ------------     ------------

Other (loss)income, net -Note 10                           (19,920)          15,821           56,679
                                                      ------------     ------------     ------------

Income (loss) before income and asset
 taxes, and employee profit sharing                      1,008,853          (39,917)         663,269

Income and asset taxes - Note 11                          (387,668)         (25,775)        (199,475)
Employee profit sharing                                     (4,987)          (4,576)         (19,454)
                                                      ------------     ------------     ------------

Income (loss) before extraordinary item
 and minority interest                                     616,198          (70,268)         444,340
Extraordinary item:
  Tax benefit resulting from prior years'
   tax loss carry-forwards - Note 11                       298,157               --          184,722
                                                      ------------     ------------     ------------

Income (loss) before minority interest                     914,355          (70,268)         629,062

Minority interest                                          (49,558)         (28,077)        (170,246)
                                                      ------------     ------------     ------------

Net income (loss) for the year                        Ps.  864,797     Ps.  (98,345)    Ps.  458,816
                                                      ============     ============     ============

Weighted average common shares
 outstanding                                            28,454,200       27,123,935       20,472,610

Income (loss) per common share (In Mexican pesos):

  Before extraordinary item                           Ps.    19.91     Ps.    (3.62)    Ps.    13.38
  Extraordinary item                                         10.48               --             9.02
                                                      ------------     ------------     ------------

Net income (loss) per common share                    Ps.    30.39     Ps.    (3.62)    Ps.    22.40
                                                      ============     ============     ============

              The accompanying notes are an integral part of these
                       Consolidated Financial Statements

                     COPAMEX, S.A. DE C.V. AND SUBSIDIARIES
            Consolidated Statement of Changes in Stockholders' Equity
              for the years ended December 31, 1999, 1998 and 1997

          (Thousands of constant Mexican pesos as of December 31, 1999)

                                                                           Excess
                                                                       (deficit) from
                                                                       restatement of
                                           Capital        Retained      stockholders'      Minority
                                            stock         earnings         equity          interest        Total
                                        ----------------------------------------------------------------------------
Balances at December 31, 1996           Ps.  854,328    Ps.3,549,870    Ps.1,739,028      Ps.997,992    Ps.7,141,218

Increase of capital stock                  4,185,057      (3,234,894)       (950,163)                             --
Effect of split                           (2,068,417)                       (293,746)                     (2,362,163)
Cash dividends paid                                         (206,457)                                       (206,457)
Minority interest                                                                            705,860         705,860
Net income for the year                                      458,816                                         458,816
Result of holding non-monetary assets                                       (324,548)                       (324,548)
                                        ----------------------------------------------------------------------------

Balances at December 31, 1997              2,970,968         567,335         170,571       1,703,852       5,412,726

Effect of merger                           1,266,015         167,048         (28,944)     (1,404,119)             --
Cash dividends paid                                          (75,616)         (2,608)                        (78,224)
Minority interest                                                                           (169,821)       (169,821)
Net loss for the year                                        (98,345)                                        (98,345)
Result of holding non-monetary assets                                       (124,492)                       (124,492)
                                        ----------------------------------------------------------------------------

Balances at December 31, 1998              4,236,983         560,422          14,527         129,912       4,941,844

Allocation of results                                                                                             --
Cash dividends paid                                         (163,400)                                       (163,400)
Minority interest                                                                             29,095          29,095
Net income for the year                                      864,797                                         864,797
Result of holding non-monetary assets                                       (143,047)                       (143,047)
                                        ----------------------------------------------------------------------------

Balances at December 31, 1999           Ps.4,236,983    Ps.1,261,819    Ps. (128,520)     Ps.159,007    Ps.5,529,289
                                        ============================================================================

              The accompanying notes are an integral part of these
                       Consolidated Financial Statements

                     COPAMEX, S.A. DE C.V. AND SUBSIDIARIES
            Consolidated Statements of Changes in Financial Position
              for the years ended December 31, 1999, 1998 and 1997

          (Thousands of constant Mexican pesos as of December 31, 1999)

                                               1999            1998            1997
                                            ----------      ----------      ----------
Operating activities:
Income (loss) before extraordinary
 items and minority interest                Ps.616,198      Ps.(70,268)     Ps.444,340
Items not requiring the use of
 resources:
  Allowance for doubtful accounts                4,278           5,738           9,544
  Depreciation and amortization                406,735         386,660         343,723
  Provision for labor obligations                9,203           8,233           7,752
  Amortization of excess of cost of
   shares of subsidiaries over book
   value                                         2,909           3,554           3,835
                                            ----------      ----------      ----------
                                             1,039,323         333,917         809,194

  Trade receivables                           (164,287)        (34,385)       (248,666)
  Inventories                                 (178,807)       (125,056)       (406,090)
  Prepaid expenses                               9,960          (4,001)        (58,830)
  Suppliers                                     68,278         (61,774)        229,600
  Other accounts receivable and
   payable, net                                 84,946          79,158         131,997
  Income tax, asset tax and employee
    profit sharing                              52,111         (18,022)        (94,273)
  Effect of spin-off in working capital             --              --        (124,233)
                                            ----------      ----------      ----------
Resources provided by operating
 activities before extraordinary item          911,524         169,837         238,699

  Extraordinary item                           298,157              --         184,722
                                            ----------      ----------      ----------
Resources provided by operating
 activities                                  1,209,681         169,837         423,421
                                            ----------      ----------      ----------

Financing activities:
  Short-term bank loans                         (9,327)        599,436        (365,403)
  Monetary effect on short-term bank
   loans                                      (134,163)       (116,237)       (173,900)
  Proceeds from bank borrowings
   and issuance of long-term debt               19,470         562,955       2,255,080
  Bonds                                        (71,692)        191,359       2,149,518
  Payments of long-term debt                  (146,302)       (103,232)     (2,066,026)
  Monetary effect on long-term bank
   loans                                      (479,844)       (693,553)       (327,217)
  Cash dividends paid                         (163,400)        (78,227)       (206,457)
  Minority interest                            (20,464)       (197,898)        535,614
  Effect of spin-off in stockholders'
   equity                                           --              --      (2,362,163)
  Effect of spin-off in other accounts
   related with financing activities                --              --        (309,418)
                                            ----------      ----------      ----------
Resources (used in) provided by
 financing activities                       (1,005,722)        164,603        (870,372)
                                            ----------      ----------      ----------

Investing activities:
  Property, plant and equipment, net          (315,275)       (359,629)     (1,168,269)
  Intangible assets                            (16,623)          8,094        (593,633)
  Excess of cost of shares of subsidia-
   ries over book value                             --              --           8,576
  Other investments                              2,447           2,068          55,498
  Effect of spin-off in other accounts
   related with investing activities                --              --       2,193,177
                                            ----------      ----------      ----------
Resources (used in) provided by
 investing activities                         (329,451)       (349,467)        495,349
                                            ----------      ----------      ----------

(Decrease) increase in cash and cash
 equivalents                                  (125,492)        (15,027)         48,398

Cash and cash equivalents at the
 beginning of year                             164,240         179,267         130,869
                                            ----------      ----------      ----------

Cash and cash equivalents at the end
 of year                                    Ps. 38,748      Ps.164,240      Ps.179,267
                                            ==========      ==========      ==========

              The accompanying notes are an integral part of these
                       Consolidated Financial Statements

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
                   Notes to Consolidated Financial Statements
                       At December 31, 1999, 1998 and 1997

                   (Thousands of constant Mexican pesos as of
                               December 31, 1999)

1. Organization and accounting policies

Description of the business

Copamex, S.A. de C.V. is a Mexican company that holds the shares of the companies listed below.

The main activities of these companies are concentrated in three groups: 1) the consumer products group, which produces bathroom and facial tissue, paper towels, paper napkins, adult incontinence diapers, feminine-hygiene, and away-from-home products, 2) the packaging products group which produces kraft paper and multi-wall paper bags, and 3) the printing and writing products group which produces cut-sized paper, bond paper and specialty papers. Some subsidiaries are dedicated to property leasing.

On February 25, 1998, the Extraordinary General Shareholders' Assembly approved the merger of Copamex, S.A. de C.V. with Copamex Industrias, S.A. de C.V., with the first company remaining after the merger. Until this date Copamex, S.A. de C.V. was the parent company of Copamex Industrias, S.A. de C.V.

Use of estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from these estimates.

Principles of Consolidation

The consolidated financial statements include those of Copamex, S.A. de C.V. and the subsidiaries in which they hold the majority of the capital stock, as follows:

                                                                   % of
                                                               participation
                                                            1999           1998
                                                           ---------------------

Copamex Empaque, S.A. de C.V                                99.96%           --
Pondercel, S.A. de C.V                                      99.81%        99.98%
Papelera de Chihuahua, S.A. de C.V                          98.22%        98.22%
Industrial Papelera Mexicana, S.A. de C.V                  100.00%       100.00%
Cia. Papelera Maldonado, S.A. de C.V                       100.00%       100.00%
Papeles Higienicos de Mexico, S.A. de C.V                  100.00%       100.00%
Papeles Higienicos del Centro, S.A. de C.V                 100.00%       100.00%
Copamex Comercial, S.A. de C.V                             100.00%        99.80%
Comercializadora Copamex, S.A. de C.V                      100.00%           --
Copamex Paper Resources Inc.                                   --        100.00%
Plantaciones Industriales Mexicanas,
 S.A. de C.V                                               100.00%       100.00%
Proveedora Industrial de Chihuahua,
 S.A. de C.V                                               100.00%       100.00%
Sacos y Envases Industriales, S.A. de C.V                   99.96%       100.00%
Bolsas de Papel Guadalajara, S.A. de C.V                    99.96%       100.00%
Bolsas y Articulos de Papel, S.A. de C.V                    99.96%       100.00%
Materiales Reciclables del Norte, S.A
 de C.V.(1)                                                    --        100.00%
Fibras Secundarias, S.A. de C.V.(1)                            --         99.60%
Comercial Recicladora, S.A. de C.V                          99.96%       100.00%
Master Fibers Inc.                                          99.96%       100.00%
Sancela, S.A. de C.V                                        51.00%        51.00%
Comercializadora Sancela, S.A. de C.V                       51.00%        51.00%
Sancela de Costa Rica, S.A                                  51.00%        51.00%
Taloquimia, S.A. de C.V                                     51.00%        51.00%
Corporativo Copamex, S.A. de C.V                           100.00%       100.00%
Desarrollo Inmobiliario COINSA,
 S.A. de C.V                                               100.00%        99.90%
Servicios Comerciales Cocosa, S.A
 de C.V                                                     99.96%        99.96%
Productora Internacional de Articulos
 de Papel, S.A                                             100.00%       100.00%
Compania Regiomontana de Inversiones,
 S.A. de C.V                                                99.98%        99.98%
Bolsas Maldonado, S.A. de C.V                               99.60%        99.60%
Desarrollo Inmobiliario del Poniente,
 S.A. de C.V                                               100.00%       100.00%
Inpamex Planta Huehuetoca, S.A. de C.V                     100.00%           --
Maquinaria y Equipo Pachisa, S.A. de C.V                    99.78%           --
Cajas y Empaques Industriales, S.A. de C.V                 100.00%           --
Maquinaria y Equipo Papelera, S.A. de C.V                   99.81%           --

(1)   Merged with Comercial Recicladora, S.A. de C.V. in January, 1999.

All intercompany balances and transactions were eliminated in the consolidated financial statements.

Recognition of the effects of inflation

The Company and its subsidiaries recognize the effects of inflation on financial information as required by Mexican Accounting Bulletin B-10 ("Recognition of the Effects of Inflation on Financial Information"), as amended. Consequently, the amounts presented in the accompanying consolidated financial statements and in the notes to the consolidated financial statements are expressed in pesos with purchasing power as of December 31, 1999.

Excess (deficit) from restatement of stockholders' equity

This represents the gain or loss from holding non-monetary assets, which results when the appraised replacement cost is greater or lower than their value computed by applying the Mexican National Consumer Price Index (NCPI).

Comprehensive income from (cost of) financing

The comprehensive income from (cost of) financing consists of net interest expense, foreign exchange gains and losses, and result from monetary position.

Result from monetary position

This reflects the result of holding monetary assets and liabilities, the real value of which declines in inflationary periods while the face value remains constant.

The monetary position result is calculated on net monthly monetary positions, using factors derived from the NCPI.

Cash and cash equivalents

Cash and cash equivalents refer mainly to bank deposits and short-term fixed-income investments, valued at cost plus accrued interest.

Inventories and cost of sales

Final inventories are restated to replacement cost, not in excess of realizable value, using the direct costing method. The cost of sales is determined using the last-in, first-out method of valuation.

Property, plant and equipment

These assets are initially recorded at acquisition cost. In accordance with the Fifth Document of Amendments to Bulletin B-10 (modified) issued by the Mexican Institute of Public Accountants, as of 1997, the value of these assets is restated by applying factors derived from the NCPI.

Depreciation is calculated by the straight-line method based on the restated value of the assets and applying rates in accordance with the useful lives of the assets.

Excess of cost of shares of subsidiaries over book value

This represents the difference between the acquisition cost and the net book value of shares acquired; it is calculated based on the financial statements of the issuers at the time of acquisition of the shares. Such excess is being amortized using the straight-line method over a period of twenty years from the date of acquisition.

Intangible assets

Intangible assets are initially recorded at cost of acquisition and then restated using factors derived from the NCPI.

These items are amortized by the straight-line method based on the restated value of the assets over a period from 3 to 20 years.

Recognition of revenues

Revenues are recognized when product is shipped or delivered to the customer and an invoice that corresponds to the agreed price is issued.

Transactions in foreign currencies

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated to pesos at the prevailing exchange rate at the balance sheet date. Exchange gains and losses determined are credited and charged, respectively, to income of the period as part of the comprehensive income from (cost of) financing (See Note 6).

Labor obligations

Mexican Federal Labor Law establishes the obligation to make certain payments to personnel who leave the Company's employ under certain circumstances. The Company follows the policy of recording severance payments in the results of the year in which they are made. Pension fund expenses and seniority premiums are recognized periodically on the basis of the calculations of independent actuaries using the projected unit credit method and net inflation hypotheses.

Earnings per share

Earnings per share are computed by dividing net income for the year by the weighted average number of common shares outstanding during the period.

Income tax and employees' profit sharing

The Company uses the liability method to recognize the future effect of income tax and employees' profit sharing applied to the accumulated amount of the specific timing differences between book income and taxable income that have a defined date of reversal and are not expected to be replaced by other items of similar nature and amount.

Since there are no significant non-recurring timing differences, the Company has not recorded any deferred or anticipated effect of income tax or employees' profit sharing.

On January 1, 2000, the new Bulletin D-4 (Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing) issued by the Mexican Institute of Public Accountant came into effect. This bulletin modifies the rules for determining deferred income tax (deferred tax). In general terms, the new bulletin requires the determination of deferred tax on all temporary differences between book and tax balances in the balance sheet, applying the income tax rate that is applicable at the date of issue of the financial statements. Until December 31, 1999, deferred income tax was only recognized on timing differences that were considered to be non-recurring and whose reversion could be foreseen in a defined period.

At the beginning of year 2000, the accumulated effect of adopting this bulletin will be applied to the stockholders' equity, without restructuring the financial statements of prior years.

At the date of issuing these financial statements, the Company was quantifying the impact of the adoption of the new Bulletin, which is expected to result in a reduction in the stockholders' equity and a future increase of the provision for income tax.

The new bulletin does not have a significant effect on the accounting for employees' profit sharing.

2. Inventories

This item is analyzed as follows:

                                                      1999              1998
                                                  ------------     ------------

Raw materials                                     Ps.  407,218     Ps.  329,741
Finished goods                                         319,250          316,973
Work in process                                         28,111           55,871
Supplies                                               202,567          189,655
Inventory in transit                                    74,492           38,746
Advances to suppliers                                    9,796            9,937
                                                  ------------     ------------
                                                  Ps.1,041,434     Ps.  940,923
                                                  ============     ============

3. Property, plant and equipment

This asset is analyzed as follows:

                                                      1999              1998
                                                  ------------     ------------

Land                                              Ps.  436,987     Ps.  438,686
Buildings                                            1,401,621        1,392,502
Machinery and equipment                             11,499,922       11,362,676
Other equipment                                        452,064          409,637
Advances to suppliers                                   24,188            1,640
Construction in process                                172,362          146,138
Accumulated depreciation                            (5,728,322)      (5,377,776)
                                                  ------------     ------------
                                                  Ps.8,258,822     Ps.8,373,503
                                                  ============     ============

Depreciation expense for the period ended December 31, 1999, 1998 and 1997 was Ps. 369,442, Ps. 348,887, and Ps. 323,664, respectively. The remaining useful lives of assets at December 31, 1999 and 1998 were:

                                                      1999              1998
                                                  ------------     ------------

Buildings                                         17.4 to 42.5     20.5 to 47.9
Machinery and equipment                           17.9 to 34.0     20.9 to 39.3
Other assets                                       4.8 to  8.8      4.6 to 10.8

4. Intangible assets

This item is analyzed as follows:

                                                      1999              1998
                                                  ------------     ------------

Brand names                                       Ps.  431,472     Ps.  431,472
Technology                                              87,954           87,954
Debt issuance costs                                     61,959           61,959
Other                                                   20,224            3,611
                                                  ------------     ------------
                                                       601,609          584,996
Accumulated amortization                               (94,613)         (57,320)
                                                  ------------     ------------

                                                  Ps.  506,996     Ps.  527,676
                                                  ============     ============

5. Bank loans and Long-term debt

a) Bank loans

                                                      1999              1998
                                                  ------------     ------------

Denominated in U.S. dollars                       Ps.1,080,542     Ps.1,224,032
                                                  ============     ============

Interest rates                                            7.90%            6.81%
                                                      to 13.21%        to 12.50%

Weighted average of applicable
 interest rates at December 31                            9.64%            8.87%

The Company maintains short-term credit lines with several banks. At December 31, 1999 and 1998 unused lines of credit by Copamex were Ps. 682,778 and Ps. 1,003,290, respectively.

b) At December 31, 1999 and 1998 long-term debt exceeding current maturities, is as follows:

                                                      1999              1998
                                                  ------------     ------------

In foreign currency                               Ps.2,471,653     Ps.4,305,782
                                                  ============     ============

c) An analysis of long-term debt as of December 31, 1999 and 1998 is as follows:

                                December 31, 1999
--------------------------------------------------------------------------------

Type of loan                              Interest rate               Amount
------------                              -------------           -------------

Bonds (1)                                 11.375%                 Ps. 1,712,313
Syndicated bank loans (2)                 Libor plus 2%               1,187,323
Unguaranteed bank loans                   Libor plus 1.7265             189,972
Unguaranteed bank loans                   9.00%                         474,930
Guaranteed bank loans                     7.58% (3)                     134,942
                                                                  -------------
                                                                      3,699,480

Less current portion                                                 (1,227,827)
                                                                  -------------

                                                                  Ps. 2,471,653
                                                                  =============

                                December 31, 1999
--------------------------------------------------------------------------------

Type of loan                              Interest rate               Amount
------------                              -------------           -------------

Bonds (1)                                 11.375%                 Ps. 2,003,616
Syndicated bank loans (2)                 Libor plus 2%               1,389,316
Unguaranteed bank loans                   Libor plus 1.7265             222,291
Unguaranteed bank loans                   9.00%                         555,727
Guaranteed bank loans                     8.17% (3)                     206,898
                                                                  -------------
                                                                      4,377,848

Less current portion                                                    (72,066)
                                                                  -------------

                                                                  Ps. 4,305,782
                                                                  =============

(1) In April 1997, Copamex Industrias, S.A. de C.V. (mergered company) issued Eurobonds aggregating $ 200 million US dollars, which mature in the year 2004. These bonds were converted into Yankee Bonds in September, 1997.

      During 1998, Copamex, S.A. de C.V. purchased bonds amounting to US$ 19,730 thousand dollars in the secondary market, obtaining an income of US$ 1,380 thousand dollars; which is included as interest income in the consolidated statement of income.

(2) Syndicated bank loan granted to Copamex Industrias, S.A. de C.V. (mergered Company) by 11 banks, with Banco Santander de Negocios, S.A. as the agent. The total amount of the loan was $ 125 million US dollars with a final due date in July, 2000.

(3) Corresponding to the weighted average of the applicable nominal interest rates as of December 31 of each year.

d) The loan agreements of the long-term loans contain certain covenants requiring the borrower to maintain specific financial ratios. At December 31, 1999, some of the Company's subsidiaries failed to comply with these covenants and obtained a waiver from the banking institutions.

e) Long-term maturities:

                                              1999                     1998
                                          ------------            ------------

           2000                           Ps.       --            Ps.1,432,365
           2001                                243,074                 279,831
           2002                                495,552                 575,132
           2003                                 10,789                   7,756
           2004                              1,717,752               2,004,952
           2005                                  4,486                   5,746
                                          ------------            ------------

                                          Ps.2,471,653            Ps.4,305,782
                                          ============            ============

6. Position in foreign currency

At December 31, 1999 and 1998 foreign currency denominated assets and liabilities are as follows:

                                                 Thousands of US dollars
                                          ------------------------------------
                                              1999                     1998
                                          ------------            ------------

Current assets                                   9,769                  17,810
Short-term liabilities                        (288,592)               (151,221)
Long-term liabilities                         (260,212)               (387,401)
                                              --------                --------

Liability position, net                       (539,035)               (520,812)
                                              ========                ========

Inventories and property, plant
 and equipment acquired from
 foreign suppliers                             493,352                 458,237
                                              ========                ========

Inventories and property, plant and equipment are those that are manufactured outside Mexico; they are presented at their restated net values.

At December 31, 1999 and 1998 the exchange rates were Ps. 9.4986 and Ps. 9.8963 per one US dollar. At February 18, 2000 the exchange rate was Ps. 9.3592 per one U.S. dollar.

An analysis of transactions in foreign currency and its equivalent in Mexican pesos is as follows:

                                               Thousands of US dollars
                                 ----------------------------------------------

                                    1999               1998              1997
                                 --------           --------           --------

Sales                              26,532             36,274             32,403
Purchases                        (125,344)          (125,141)          (154,057)

                                           Thousands of Mexican pesos
                               ------------------------------------------------

                                    1999               1998              1997
                               ----------           --------           --------

Sales                          Ps.254,254         Ps.377,916         Ps.345,051
Purchases                      (1,193,552)        (1,282,771)        (1,649,815)

7. Related parties

A summary of related party balances is as follows:

                                                     1999               1998
                                                  ----------         ----------

Consorcio de Bienes Raices del
Norte, S.A. de C.V.                               Ps.    615         Ps.     --
Dinamica Industrial Empresarial,
 S.A. de C.V.                                            741                 --
                                                  ----------         ----------

                                                  Ps.  1,356         Ps.     --
                                                  ==========         ==========

Loans made in August 1999, at variable interest rates, which are similar to market rates, and with monthly payments, through March 31 and June 30, 2000. A subsidiary of the Company provides administrative and corporative services to affiliated companies.

All transactions with related parties are realized in similar terms to transactions realized with unrelated parties.

A summary of related party transactions is as follows:

                                  1999               1998               1997
                               ----------         ----------         ----------
Income from administrative
  services                     Ps.  6,881         Ps.  7,265         Ps. 37,708
Interest income                     2,479              6,437              9,936
Rental income                         568              1,425                 --
Interest expense                       --                446             12,260
Rental expenses                        --                 --              2,058
Other income                           --                 --              3,118

8. Labor obligations

The Company's unfunded pensions plan provides a pension that is complementary to the Social Security pension and consists of a monthly lifetime payment that is guaranteed for 120 months. Payments are based on the monthly average ordinary salary received by the participant during the last 12 months prior to retirement. Participant must be at least 65 years old with at least 10 years of services.

The net consolidated expense and the assumptions with respect to retirement pension and seniority premium plans at December 31, 1999, 1998 and 1997, are as follows:

                                                        1999
                                    --------------------------------------------
                                     Seniority
                                      Premiums         Pensions         Total
                                    --------------------------------------------
Net period cost:

  Labor cost                        Ps.    1,431      Ps.   4,002    Ps.   5,433
  Financial cost                             753            2,079          2,832
  Amortization                               578              360            938
                                    --------------------------------------------
                                           2,762            6,441          9,203
                                    --------------------------------------------

Present benefit obligation                17,704           45,119         62,823
Projected benefit obligation              19,465           53,766         73,231
Transition liability                       5,246            6,739         11,985
Net projected liability                   14,390           46,264         60,654
Additional liability                       3,667            2,037          5,704
Discount rate                                4.5%             4.5%
Amortization period                     10 years         19 years
                                     to 13 years      to 28 years

                                                        1998
                                    --------------------------------------------
                                     Seniority
                                      Premiums         Pensions         Total
                                    --------------------------------------------
Net period cost:

  Labor cost                        Ps.    1,343      Ps.   3,482    Ps.   4,825
  Financial cost                             683            1,795          2,478
  Amortization                               580              350            930
                                    --------------------------------------------
                                           2,606            5,627          8,233
                                    --------------------------------------------

Present benefit obligation                15,196           34,569         49,765
Projected benefit obligation              16,544           42,732         59,276
Transition liability                       3,291            1,807          5,098
Net projected liability                   11,167           38,180         49,347
Additional liability                       2,712              348          3,060
Discount rate                                4.5%             4.5%
Amortization period                     10 years         21 years
                                     to 12 years      to 28 years

                                                        1997
                                    --------------------------------------------
                                     Seniority
                                      Premiums         Pensions         Total
                                    --------------------------------------------
Net period cost:

  Labor cost                        Ps.    1,317      Ps.   3,224    Ps.   4,541
  Financial cost                             653            1,624          2,277
  Amortization                               586              348            934
                                    --------------------------------------------
                                           2,556            5,196          7,752
                                    --------------------------------------------

Present benefit obligation                12,787           28,431         41,218
Projected benefit obligation              13,895           35,575         49,470
Transition liability                       5,410            6,265         11,675
Net projected liability                    9,752           33,513         43,265
Additional liability                       2,853            3,196          6,049
Discount rate                                4.5%             4.5%
Amortization period                     10 years         21 years
                                     to 12 years      to 28 years

9. Stockholders' equity

a) Capital stock is variable, with a fixed minimum of Ps. 600. There is no limit on the amount of variable capital.

At a meeting held on January 28, 1998, the stockholders agreed to pay a cash dividend of Ps. 60,000 (Ps.78,224 in December 31, 1999 pesos). The cash dividend was paid in April, 1998.

The Extraordinary General Shareholders' Assembly of February 25, 1998 approved a merger involving the incorporation of Copamex Industrias, S.A. de C.V. into Copamex, S.A. de C.V.

At a meeting held on June 4, 1999, the stockholders agreed to pay a cash dividend of Ps. 155,929 (Ps. 163,400 in December 31, 1999 pesos). The cash dividend was paid in July (Ps. 116,947) and August (Ps. 38,982).

At December 31, 1999 and 1998, capital stock consists of 28,454,200 common registered shares with a par value of one hundred pesos each.

The capital stock presented in the statement of financial position is as follows:

                                           1999                       1998
                                      --------------             -------------

Fixed capital stock                   Ps.        600             Ps.       600
Variable capital stock                     2,844,820                 2,844,820
                                      --------------             -------------
                                           2,845,420                 2,845,420
Restatement                                1,391,563                 1,391,563
                                      --------------             -------------

Total capital stock                   Ps.  4,236,983             Ps. 4,236,983
                                      ==============             =============

b) The investment of minority stockholders is as follows:

                                           1999                       1998
                                      --------------             -------------

Capital stock                         Ps.    126,717             Ps.   125,568
Additional paid-in capital                     2,262                       203
Retained earnings                            269,216                   250,852
Deficit from restatement of
 stockholder's equity                       (288,746)                 (274,788)
Minority income                               49,558                    28,077
                                      --------------             -------------

                                      Ps.    159,007             Ps.   129,912
                                      ==============             =============

The changes to the capital stock and retained earnings of minority stockholders of Copamex, S.A. de C.V. and Subsidiaries at December 31, 1999 and 1998, are as follows:

                                                       1999
                                      ----------------------------------------
                                         Capital                    Retained
                                          stock                     earnings
                                      ----------------------------------------

Minority interest as of December
 31, 1998                             Ps.    125,568             Ps.   250,852
Increase in common stock of
 subsidiaries                                  6,516                        --
Decrease in common stock of
 subsidiaries                                 (5,367)                       --
Cash dividends paid                               --                    (9,458)
Other
Capitalization of retained
 earnings                                         --                    27,822
                                      ----------------------------------------

Minority interest as of December
 31, 1999                             Ps.    126,717             Ps.   269,216
                                      ========================================

                                                         1998
                                      ----------------------------------------
                                         Capital                    Retained
                                          stock                     earnings
                                      ----------------------------------------

Minority interest as of December
 31, 1997                             Ps.  1,389,951             Ps.   476,168
Effect of merger                          (1,266,016)                 (167,048)
Cash dividends paid                               --                   (56,635)
Other                                          1,633                    (1,633)
                                      ----------------------------------------

Minority interest as of December
 31, 1998                             Ps.    125,568             Ps.   250,852
                                      ========================================

c) Effective January 1, 1999, the corporate income tax rate was increased from 34% to 35%. However, corporate taxpayers have the option of deferring a portion, so that the tax payable for the year will represent 30% of taxable income (32% in 1999). The earnings on which there is a deferral of taxes must be controlled in a so-called "net reinvested tax profit" account ("CUFINRE"), to clearly identify the earnings on which the taxpayer has opted to defer payment of corporate income tax.

If the Company opts for this tax deferral, starting in the year 2000, earnings will be distributed first from the "CUFINRE" account, and any excess will be distributed form the "net tax profit" account ("CUFIN"), so as to pay the 5% deferred tax (3% for 1999).

Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of 35% corporate income tax.

In addition, effective January 1, 1999, cash dividends obtained by individuals or residents abroad from corporate entities in Mexico, will be subject to a 5% withholding tax, on the amount of the dividend multiplied by 1.5385 (1.515 for dividends paid from the determined balance of the "CUFIN" account at December 31, 1998).

10. Other information

An analysis of certain accounts presented in the financial statement is as follows:

                                                1999                    1998
                                            ------------            ------------

Other accounts receivable:
  Sundry debtors                            Ps.   34,311            Ps.   56,395
  Tax to be recovered                             50,235                  71,013
  Other                                           25,741                  33,044
                                            ------------            ------------

                                            Ps.  110,287            Ps.  160,452
                                            ============            ============

Other accounts payable:
  Interest payable                          Ps.   79,341            Ps.   89,434
  Sundry creditors                               178,251                 105,436
  Taxes payable                                   26,115                  65,178
  Advances from customers                         15,137                   1,808
  Sundry provisions                                7,418                  10,707
                                            ------------            ------------

                                            Ps.  306,262            Ps.  272,563
                                            ============            ============

                                         1999              1998             1997
                                      -----------      -------------     -----------
Exchange gain (loss), net:

Exchange loss                         Ps.(556,379)     Ps.(1,273,004)    Ps.(160,210)
Exchange gain                             768,355            142,116          59,320
Loss on hedging contracts                      --                 --         (42,589)
                                      -----------      -------------     -----------

                                      Ps. 211,976      Ps.(1,130,888)    Ps.(143,479)
                                      ===========      =============     ===========

Other (loss) income, net:

Liabilities written-off               Ps.      --      Ps.        --     Ps.   6,208
Gain on sale of fixed
 asset and other
 materials                                 17,161             12,799           6,888
Gain on sale of shares                         --                 --          20,179
Income and asset tax
 recovered                                     --             32,887          22,562
Amortization of excess of
 shares of subsidiaries over
 book value                                (2,909)            (3,553)         (3,835)
Amortization of intangible
 assets                                   (24,921)           (26,865)        (20,059)
Costs related with the stand
 idle of a production line
 in a subsidiary                          (17,886)           (12,861)             --
Insurance recovery                             --                 --          17,736
Other                                       8,635             13,414           7,000
                                      -----------      -------------     -----------

                                      Ps. (19,920)     Ps.    15,821     Ps.  56,679
                                      ===========      =============     ===========

11. Taxes

a) Income and asset taxes

Copamex, S.A. de C.V. and each one of its subsidiaries are subject to pay income tax or asset tax, whichever is greater for the year. Asset tax is levied at a rate of 1.8% of the net average value of most assets (at restated values) net of certain liabilities.

The income tax of Copamex, S.A. de C.V. and Subsidiaries is determined on a consolidated basis, which involves offsetting the adjusted tax results of the companies of the Group. The offsetting is carried out based on the holding company's equity multiplied by 60%.

The adjusted tax results are determined at the currency in which transactions are carried out, and not at the year end currency.

b) Net operating losses carried forward

At December 31, 1999 the consolidated losses for income tax purposes of Copamex, S.A. de C.V. and Subsidiaries that may be carried forward, and applied against future taxable earnings, are as follows:

                                                             Year in which
                                                                right to
  Year of loss               Amount of loss               carry-forward expires
----------------             --------------               ---------------------

     1995                    Ps.  509,989                         2005
     1998                         410,128                         2008

At December 31, 1998 the consolidated losses for income tax purposes of Copamex, S.A. de C.V. and Subsidiaries that may be carried forward, and applied against future taxable earnings, are as follows:

                                                             Year in which
                                                                right to
  Year of loss               Amount of loss               carry-forward expires
----------------             --------------               ---------------------

     1995                    Ps.1,427,159                         2005
     1998                         356,822                         2008

c) Income tax reconciliation

The following is a reconciliation of the difference between income tax computed at the statutory income tax rate and the Company's actual income tax rate:

                                           1999          1998          1997
                                        -----------   -----------   -----------

Income tax at the statutory
rate (35% in 1999 and 34% in
1998 and 1997) on income before
provision for income and asset
taxes, employee profit sharing
and extraordinary items                 Ps. 353,099   Ps. (13,572)  Ps. 225,511

Add (deduct):
Inventory                                   (78,464)        1,842      (101,516)
Depreciation                                  7,674       (11,936)        3,157
Inflationary effects                          (589)       (15,075)          883
Other                                        16,437        38,741        (7,927)

Income tax corresponding to
 subsidiary companies, which was
 paid to Secretaria de
 Hacienda y Credito Publico                  26,643        14,743        14,753
                                        -----------   -----------   -----------

Provision for income tax                    324,800        14,743       134,861

Asset tax paid                               62,868        11,032        64,614
                                        -----------   -----------   -----------

Provision for income and
 asset tax                              Ps. 387,668   Ps.  25,775   Ps. 199,475
                                        ===========   ===========   ===========

d) Timing differences

Income reported for financial and income tax purposes differ because of permanent and timing differences. The principal timing differences relate to certain asset and liability provisions, the differences between purchases and manufacturing expenses over cost of sales and accounting and tax depreciation.

In conformity with Mexican accounting principles Bulletin D-4, deferred taxes on temporary items have not been recognized because they are of a recurring nature and will not be realized in a known period of time.

e) Employee profit sharing

The Company and its subsidiaries are required by law to pay employee profit sharing to its employees, in addition to their contractual compensations and benefits. The statutory employee profit sharing rate is 10% and it is computed basically on taxable income after eliminating certain effects of inflation and the restatement of depreciation expense.

12. Information by segments

Information on the different groups in which the Company operates is shown below:

                                                            1999
                        ---------------------------------------------------------------------------------
                                                         Printing and
                          Consumer        Packaging        writing
                          products         products        products
                           group            group            group          Elimination      Consolidated
                        ---------------------------------------------------------------------------------
Net sales               Ps.2,693,078     Ps.1,725,411     Ps.2,067,579      Ps.(272,876)    Ps. 6,213,192
Operating income             451,378          350,756           19,060          821,194
Total assets               4,117,546        2,160,619        5,184,816          (37,799)       11,425,182
Depreciation and
 amortization                142,582           79,742          184,411                            406,735
Capital expenditure          105,080           68,640          141,555                            315,275

                                                             1998
                        ---------------------------------------------------------------------------------
                                                         Printing and
                          Consumer        Packaging        writing
                          products         products        products
                           group            group            group          Elimination      Consolidated
                        ---------------------------------------------------------------------------------

Net sales               Ps.2,307,331     Ps.1,722,920     Ps.2,162,046      Ps.(182,495)    Ps. 6,009,802
Operating income             339,625          374,533          102,265                            816,423
Total assets               3,896,138        2,354,063        5,252,954           (9,289)       11,493,866
Depreciation and
 amortization                117,420           72,617          196,623                            386,660
Capital expenditure          239,738           33,281           86,610                            359,629

                                                             1997
                        ---------------------------------------------------------------------------------
                                                         Printing and
                          Consumer        Packaging        writing
                          products         products        products
                           group            group            group          Elimination      Consolidated
                        ---------------------------------------------------------------------------------
Net sales               Ps.1,706,085     Ps.1,707,928     Ps.2,227,821      Ps.(153,139)    Ps. 5,488,695
Operating income             212,451          377,666          225,164                            815,281
Total assets               3,759,035        2,485,448        5,450,568          (21,334)       11,673,717
Depreciation and
 amortization                 82,062           70,094          191,567                            343,723
Capital expenditure          250,839           39,938          117,128                            407,905

Revenues by location of customer are as follows :

                                        1999            1998            1997
                                    ------------    ------------    ------------

Mexico                              Ps.5,922,389    Ps.5,631,888    Ps.5,143,646
United States                            179,133         295,068         280,475
Central America                          111,670          82,846          64,574
                                    ------------    ------------    ------------

                                    Ps.6,213,192    Ps.6,009,802    Ps.5,488,695
                                    ============    ============    ============

Revenues by products are as follows:

                                        1999            1998            1997
                                    ------------    ------------    ------------

Consumer products
Tissue paper                        Ps.1,777,423    Ps.1,687,209    Ps.1,162,817
Feminine hygiene products                639,804         490,414         385,921
Adult incontinence diapers                 9,875           4,360              --
Systems of hygiene insti-
 tutional                                 69,382          12,665              --
Notebooks                                135,618         112,665          91,250
Other products                            29,877          36,046          31,887
                                    ------------    ------------    ------------
Sub-total                              2,661,979       2,343,359       1,671,875
                                    ------------    ------------    ------------

Packaging products
Multi-wall bags                            899,224        863,799        932,881
Packaging paper                            594,063        633,440        646,845
Recyclable paper                            55,076         35,154         31,457
                                      ------------   ------------    -----------
Sub-total                                1,548,363      1,532,393      1,611,183
                                      ------------   ------------    -----------

Printing and writing products
Printing and writing paper               1,605,037      1,723,051      1,789,694
Specialty paper                            307,770        324,245        326,878
Pulp                                        38,642         24,035         30,128
Pine oil                                    27,196         26,790         29,590
Other products                              24,205         35,929         29,347
                                      ------------   ------------    -----------
Sub-total                                2,002,850      2,134,050      2,205,637
                                      ------------   ------------    -----------

Total                                 Ps.6,213,192   Ps.6,009,802    Ps.,488,695
                                      ============   ============    ===========

13. Guarantees and guarantors

The guaranteed bank loans with guarantees referred to in Note 5 are collateralized by the machinery acquired with the resources obtained from such loans.

14. Contingencies

In April 1999, Copamex, S.A. de C.V. received a notice from SAT (Mexican Treasury Department) expressing disagreement with the consolidated income tax and asset tax that the Company had paid for the year of 1993. In said notice, SAT demanded the liquidation of a Tax Credit which projected until December 31, 1999, is Ps. 61,314. The Mexican Federal Tax Tribunal has agreed with the demands presented by the Company. The Company's legal advisors believe that there are sufficient ground for the Company to be given a favorable resolution.

15. Accounts reclassifications

Some accounts of the financial statements as of December 31, 1998 and 1997 were reclassified to conform to the classification adopted in the financial statements as of December 31, 1999.

16. Differences between Mexican and United States generally accepted accounting principles ("GAAP").

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP").

The Mexican GAAP consolidated financial statements reflect certain effects of inflation as provided for under Bulletin B-10, as amended, whereas financial statements prepared under U.S. GAAP are presented on a historical-cost basis. The following reconciliations to U.S. GAAP do not include the reversal of the adjustments required under Bulletin B-10, as amended, as its application represents a comprehensive measure of the effects of price level changes as a result of inflation in the Mexican economy and is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The other principal differences between Mexican GAAP and U.S. GAAP applicable to the Company's consolidated financial statements are discussed below and include a presentation of the effect on the Company's consolidated stockholders' equity and consolidated net income, in thousands of constant Mexican pesos with purchasing power at December 31, 1999. Explanation of the adjustments where appropriate is provided below.

Summary:

Consolidated stockholders' equity and consolidated net income, adjusted for the effect of certain material differences between Mexican GAAP and U.S. GAAP, are as follows:

                                                     1999             1998
                                                -------------    -------------

Stockholders' equity under Mexican GAAP         Ps. 5,529,289    Ps. 4,941,844

U.S. GAAP adjustments:
     Capitalization of interest,
      net of depreciation                             443,308          425,666
     Deferred income taxes(1)                      (1,790,935)      (1,392,413)
     Deferred employee profit sharing(1)             (662,351)        (726,031)
     Minority interest                               (125,719)        (100,228)
     Negative goodwill                                (48,746)         (57,137)
     Inventory valuations                              42,234           47,559
                                                -------------    -------------

Stockholders' equity under U.S. GAAP            Ps. 3,387,080    Ps. 3,139,260
                                                =============    =============

                                              1999            1998                1997
                                         -------------    --------------      -------------
Consolidated net income (loss)
 before minority interest as
 reported under Mexican GAAP             Ps.   914,355    Ps.    (70,268)     Ps.   629,062

U.S. GAAP adjustments:
     Capitalization of interest,
      net of depreciation                       17,642             6,764             (4,109)
     Deferred income taxes(1)                 (447,888)          369,388           (262,403)
     Deferred employee profit
      sharing(1)                               (63,680           (48,376)           (47,821)
     Minority interest                         (54,997)          (56,181)          (143,312)
     Inventory valuation                        (5,325)           21,755             14,789
     Amortization of goodwill                    8,391             4,141              4,464
                                         -------------    --------------      -------------
Consolidated net income under
     U.S. GAAP                           Ps.   495,858    Ps.    227,223      Ps.   190,670
                                         =============    ==============      =============

Weighted average common shares
 outstanding                                28,454,200        27,123,935         20,472,610
                                         -------------    --------------      -------------

Earnings per share (in Mexican
 pesos)                                  Ps.     17.43    Ps.       8.37      Ps.      9.31
                                         =============    ==============      =============

(1) Deferred income taxes and employee profit sharing are reflected net of the effect on net monetary position. The deferred tax amounts include the applicable deferred tax on the GAAP adjustments included in the reconciliation.

The differences between balance sheet line item amount reported under Mexican GAAP and U.S. GAAP are as follows:

                                      1999                            1998
                         ------------------------------    -----------------------------

                            Mexican           U.S.            Mexican          U.S.
                              GAAP            GAAP             GAAP            GAAP
                         ------------------------------    -----------------------------
Inventories              Ps. 1,041,434   Ps.  1,083,668    Ps.   940,923   Ps.   988,482
Total current assets         2,623,077        2,665,311        2,546,817       2,528,005
Property, plant and
 equipment, net              8,258,822        8,702,130        8,373,503       8,799,169
Excess of cost of
 shares of subsidia-
 ries over book value           33,583           37,667           40,719          42,725
Total assets                11,425,182       11,914,808       11,493,866      11,969,054
Current deferred
 income tax                         --          373,219               --         293,753
Current deferred
 employee profit
 sharing                            --          100,449               --         106,440
Total current liabili-
 ties                        3,359,965        3,833,633        2,193,606       2,593,839
Deferred income tax                 --        1,417,716               --       1,098,660
Deferred employee
 profit sharing                     --          561,902               --         619,591
Excess of book value
 over cost of shares
 of subsidiaries                    --           52,830               --          59,139
Minority interest              159,007          125,719          129,912         100,228
Retained earnings            1,261,819         (771,449)         560,422      (1,155,124)
(Deficit) excess
 from restatement of
 stockholders' equity         (128,520)         (78,454)          14,527          56,854
Total stockholders'
 equity                      5,529,289        3,387,080        4,941,844       3,139,260
Total liabilities and
 stockholders' equity       11,425,182       11,914,808       11,493,866      11,969,054

Capitalized interest

Under Mexican GAAP the Company capitalizes comprehensive income from (cost of) financing on assets in construction. Under U.S. GAAP, interest must be considered an additional cost of constructed assets to be capitalized in property, plant and equipment and depreciated over the lives of the related assets. The amount of interest capitalized for U.S. GAAP purposes was determined by reference to the Company's average interest cost of outstanding borrowing.

Income taxes

Income tax and employee profit sharing are recorded under Mexican GAAP using the partial-liability method. Under this method, deferred income tax and profit sharing are recognized for nonrecurring timing differences between taxable and book income which are expected to reverse at a definite future date. Also, under Mexican GAAP, the benefit from utilizing tax loss carry forwards and asset tax credits is not recognized until it is realized.

The Company applies Statement of Financial Accounting Standards No. 109 (SFAS No. 109) for U.S. GAAP reconciliation purposes. This statement requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects of temporary differences and carryforwards, (c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized. Under this method, deferred income tax and profit sharing are recognized with respect to all temporary differences, and the benefit from utilizing tax loss carry-forwards and asset tax credits is recognized in the year in which the loss or credits arise (subject to a valuation allowance with respect to any tax benefits not expected to be realized). Thus, the utilization of operating loss carry-forwards are not extraordinary items for U.S. GAAP purposes.

The temporary differences under SFAS No. 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related amount reported in the financial statements. The deferred tax expense or benefit is calculated as the difference between (a) the deferred tax assets and liabilities at the end of the current period determined as indicated above, and (b) the deferred tax assets and liabilities reported at the end of the prior period adjusted to units of purchasing power at the end of the current period. The deferred profit sharing expense or benefit is calculated similarly. Under U.S. GAAP, employee profit sharing expense would be considered as a component of operating expenses.

The portion of deferred taxes attributable to the excess of indexed costs over replacement cost has been reflected as an adjustment to the excess from restatement of stockholders' equity. As a result, under U.S. GAAP, deferred income taxes credited directly to excess in the restatement of stockholders' equity is as follows:

                                                     1999              1998
                                                -------------     -------------

Deferred income taxes                           Ps.    50,066     Ps.    42,327
                                                =============     =============

The material components of the net deferred income tax liability under U.S. GAAP consist of the following:

                                                     1999              1998
                                                -------------     -------------

DEFERRED INCOME TAX LIABILITIES:

Inventories                                     Ps.   365,028     Ps.   338,018

Property, plant and equipment                       1,778,270         1,705,788
                                                -------------     -------------

Total deferred income tax
 liabilities                                        2,143,298         2,043,806
                                                -------------     -------------

DEFERRED INCOME TAX ASSETS:

  Other net assets                                      8,191           (44,265)

  Tax loss carry-forwards                            (360,554)         (607,128)
                                                -------------     -------------

  Total deferred income tax assets                   (352,363)         (651,393)
                                                -------------     -------------

Net deferred income tax liability
 under U.S. GAAP                                Ps. 1,790,935     Ps. 1,392,413
                                                =============     =============

The material components of the net deferred employee profit sharing liability under U.S. GAAP consist of the following:

                                                     1999                 1998
                                                -------------     -------------

DEFERRED EMPLOYEE PROFIT
 SHARING LIABILITIES:

  Inventories                                   Ps.   104,294     Ps.    93,902

  Property, plant and equipment                       561,902           619,591

  Other net assets                                     (3,845)           12,538
                                                -------------     -------------

  Total deferred employee profit
   sharing liabilities                                662,351           726,031
                                                -------------     -------------

  Net deferred employee profit
   sharing liability under
   U.S. GAAP                                    Ps.   662,351     Ps.   726,301
                                                =============     =============

Minority interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders' equity.

Negative goodwill

Under Mexican GAAP, negative goodwill is classified as a deferred credit and amortized over a period of no more than five years.

For U.S. GAAP purposes negative goodwill would be amortized over the weighted average life of the acquired fixed and intangible assets.

Inventory valuations

In Mexico the direct costing system is accepted, which considers only the variable costs of production, to inventory valuation.

Under U.S. GAAP the inventory valuation must include all the production costs, fixed and variable.

Post-retirement benefits

The Financial Accounting Standards Board (the "FASB") has issued Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" (SFAS No. 106). This standard requires accrual of post-retirement benefits other than pensions (such as health care benefits) during the years an employee provides services. The Company does not provide such post-retirement benefits.

Additional disclosures about Pensions and other Post-retirement Benefits

The Company has adopted the provisions of Statements of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits". Prior year amounts in the following table have bean restated to conform to the 1998 presentation.

The change in the seniority premiums and pension benefit obligations for the period was as follows:

                                                       1999             1998
                                                     ---------        ---------

Obligations at beginning of year                     Ps. 2,634        Ps.43,192
                                                     ---------        ---------

Change in benefit obligations:
  Service cost                                           5,433            4,825
  Interest cost                                          2,832            2,478
  Amortization                                             938              930
  Additional minimum liability                           3,066            2,642
  Benefit payments                                      (1,258)          (1,210)
  Other                                                    630             (223)
                                                      --------        ---------

Net increase in benefit obligations                     11,641            9,442
                                                      --------        ---------

Obligations at end of year                           Ps. 4,275        Ps.52,634
                                                     =========        =========

Contingencies

Except for the situation discussed in Note 14, the Company is not aware of any situation that could result in a contingent loss that would require to be disclosed in accordance with SFAS No. 5, "Accounting for Contingencies".

Fair value of financial instruments

In accordance with U.S. Statement of Financial Accounting Standards No. 107, (SFAS No. 107) "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments. The estimated fair value of statutory financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

The following methods and assumptions are used to estimate the fair value of financial instruments:

      Cash and cash equivalents.

            The carrying amounts approximate fair value because of the short maturity of such instruments.

      Bank loans and long-term debt.

            The carrying value of the Company's bank loans and long-term debt is deemed to equal fair value. The interest rate on the Company's long-term debt is in accordance with market rates.

Advertising

The Company expenses advertising costs as they are incurred. Total advertising expense charged to operations was approximately Ps. 212,591, Ps. 150,016 and Ps. 104,947 in December 31, 1999, 1998 and 1997, respectively.

Financial instruments with off-balance-sheet risk and concentrations of credit risk

The Company has no financial instruments with off-balance-sheet risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base.

Comprehensive income

In accordance with statement of financial accounting standards No.130 "Reporting comprehensive income", information is provided as follows:

                                                        1999            1998
                                                     ----------      ----------

Net income under U.S. GAAP                           Ps.495,858      Ps.227,223

Other comprehensive income:

  Result from holding non-monetary assets
   (net of tax effect of Ps.50,066 in
   1999 and Ps.42,327 in 1998)                          (92,981)        (82,165)
                                                     ----------      ----------

Comprehensive income                                 Ps.402,877      Ps.145,058
                                                     ==========      ==========

Ending accumulated balances of other comprehensive income as of December 31, 1999 and 1998 were Ps.(83,538) and Ps. 9,588, respectively.

Information by segments

In accordance with SFAS 131 "Disclosures about segments of an Enterprise and Related Information", information on the different sectors in which the Company operates, is provided in Note 12.

Gain on the repurchases of bonds

Under U.S. GAAP gain on the repurchase of bonds, as explained in Note 5, is accounted for as an extraordinary item.

Amortization of excess of cost of shares of subsidiaries over book value, amortization of intangible assets and unusual items.

Under U.S. GAAP these items are included in operating income.

Income and asset tax recovered

Under U.S. GAAP this item should be included as a credit to income tax expense.

Impact of recently issued accounting standards

In June 1998, the FASB issued, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" which is effective for fiscal years beginning after June 15, 2000. The adoption of this statement is expected to have no effect on the Company because it has no operations with derivative instruments or hedging contracts.

Statements of position SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and SOP 98-5 "Reporting on the Cost of Start-Up Activities" are effective for fiscal years beginning after December 15, 1998. The adoption of these accounting standards had no effect in the financial statements.

Cash flow information

Bulletin B-12 addresses the presentation of statements of changes in financial position where the financial statements have been restated to constant Mexican pesos in accordance with the Third Amendment to Bulletin B-10. U.S. Statement of Financial Accounting Standards No. 95 ("SFAS No. 95"), "Statement of Cash Flow", establishes U.S. standards for providing a statement of cash flows in general-purpose financial statements. SFAS No. 95 does not provide guidance with respect to inflation adjusted financial statements. The changes in financial position reflected in the consolidated statements of changes in financial position are based on the differences between the beginning and ending balance sheet balances stated in pesos of purchasing power as of December 31, 1999. The changes in inventories and property, plant and equipment are adjusted by the applicable result from holding non-monetary assets which is recorded in stockholders' equity. Monetary gains or losses and unrealized foreign exchange gains and losses are not presented in the operating activities section as a reconciling adjustments, as they are included in the respective monetary asset or liability line and presented in the financing activity section of the statement of changes in financial position. A SFAS No. 95 statement of cash flow would be as follows:

                                                 1999             1998                1997
                                              ----------       -----------        ----------
Operating activities:
Net income under U.S. GAAP                    Ps.495,858       Ps. 227,223        Ps.190,670
Items not requiring (providing)
 the use of resources:
  Allowance for doubtful accounts                  4,278             5,738             9,544
  Depreciation and amortization                  389,093           379,902           347,832
  Provision for labor obligations                  9,203             8,233             7,752
  Amortization of excess of cost of
   shares of subsidiaries over
   book value                                      2,077             2,861             3,835
  Deferred income tax                            447,888          (369,388)          262,403
  Deferred employee profit sharing               (63,680)           48,376            47,821
  Amortization of book value over
   of cost of shares of subsidiaries              (6,314)           (3,446)               --
  Monetary gain on current and long
   term debt                                    (614,007)         (809,803)         (501,117)
  Unrealized foreign exchange (gain)
   loss                                         (189,897)        1,065,361            71,479
                                              ----------       -----------        ----------
                                                 474,499           555,057           440,219

  Trade receivables                             (164,287)          (34,385)         (248,666)
  Inventories                                   (183,327)         (106,588)         (418,396)
  Prepaid expenses                                 9,960            (4,001)          (58,830)
  Suppliers                                       68,278           (61,774)          229,600
  Other accounts receivable and
   payable, net                                   84,946            79,158           131,997
  Income tax, asset tax  and employee
   profit sharing                                 52,111           (18,022)          (94,273)
  Effect of spin-off in working capital               --                --          (124,233)
                                              ----------       -----------        ----------
Resources provided by operating
 activities                                      342,180           409,445          (142,582)
                                              ----------       -----------        ----------

Financing activities:
  Short-term bank loans                           77,882           351,051          (365,403)
  Bonds                                               --          (189,050)        2,149,518
  Proceeds from borrowings from
   bank loans and issuance of
   long-term debt                                 50,466           126,403         2,255,080
  Payments of long-term debt                    (146,302)         (103,232)       (2,066,026)
  Cash dividends paid                           (163,400)          (78,227)         (206,457)
  Minority interest                               25,491          (188,708)          295,191
  Effect of spin-off in stockholders'
   equity                                             --                --        (2,362,163)
  Effect of spin-off in other accounts
   related with financing activities                  --                --          (309,418)
                                              ----------       -----------        ----------

Resources used in financing activities          (155,863)          (81,763)         (300,260)
                                              ----------       -----------        ----------

Investing activities:
  Property, plant and equipment, net            (297,633)         (352,871)       (1,172,378)
  Intangible assets                              (16,623)            8,094          (593,633)
Excess of cost of shares over book
   value                                              --                --             8,576
  Other investments                                2,447             2,068            55,498
  Effect of spin-off in other accounts
   related with Investing act                         --                --         2,193,177
                                              ----------       -----------        ----------
Resources used in
 investing activities                           (311,809)         (342,709)          491,240
                                              ----------       -----------        ----------

Decrease in cash and cash
  equivalents                                   (125,492)          (15,027)           48,398

Cash and cash equivalents at
  the beginning of year                          164,240           179,267           130,869
                                              ----------       -----------        ----------

Cash and cash equivalents at
 the end of year                              Ps. 38,748       Ps. 164,240        Ps.179,267
                                              ==========       ===========        ==========

Interest expense paid                         Ps.516,072       Ps. 570,249        Ps.631,652
                                              ==========       ===========        ==========

Income taxes paid                             Ps. 36,596       Ps.  23,095        Ps. 10,235
                                              ==========       ===========        ==========

Cash and cash equivalents

All highly investments purchased with a maturity of three months or less are cash equivalents and are carried at fair market value.

                     [Letterhead of Mancera, Ernst & Young

To the Stockholders of
Copamex, S.A. de C.V.

We have audited the accompanying schedule of Allowance for doubtful accounts of Copamex, S.A. de C.V. and Subsidiaries as of December 31, 1999 and 1998. This
schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the schedule of Allowance for doubtful accounts is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedule of Allowance for doubtful accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall schedule presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the schedule referred to above presents fairly, in all material respects the Allowance for doubtful of Copamex, S.A. de C.V. and Subsidiaries at December 31, 1999 and 1998 in conformity with accounting principles generally accepted in Mexico.

                                                  /s/ MANCERA, S.C.

                                                     MANCERA, S.C.
                                                  Member of Ernst & Young
                                                     International

Garza Garcia, N.L.
February 18, 2000

                     COPAMEX, S.A. DE C.V. AND SUBSIDIARIES
                  SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
               Thousands of Mexican pesos as of DECEMBER 31, 1999

                                                                       Additions
                                       Balance at          Charged to           Charged to                          Balance at
                                        December            cost and               other                             December
                 Description            31, 1998            expenses             accounts        Deductions          31, 1999
--------------------------------------------------------------------------------------------------------------------------------
Allowance for doubtful accounts      Ps.  47,745            Ps.  4,278           Ps.    -        Ps.  14,583         Ps.  37,440
                                     ============================================================================================

                     COPAMEX, S.A. DE C.V. AND SUBSIDIARIES
                  SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
               Thousands of Mexican pesos as of DECEMBER 31, 1998

                                                                       Additions
                                       Balance at          Charged to           Charged to                          Balance at
                                        December            cost and               other                             December
                 Description            31, 1997            expenses             accounts        Deductions          31, 1998
--------------------------------------------------------------------------------------------------------------------------------
Allowance for doubtful accounts      Ps.   44,825         Ps.   5,109           Ps.    -         Ps.  2,189         Ps.  47,745
                                     ===========================================================================================